                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-47329
                                4,500,000 SHARES

      [LOGO]        DOLLAR TREE STORES, INC.

                                  COMMON STOCK

    ALL OF THE 4,500,000 SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY THE SELLING SHAREHOLDERS. SEE "PRINCIPAL AND SELLING SHAREHOLDERS." THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES BY THE SELLING SHAREHOLDERS.

    THE COMPANY'S COMMON STOCK IS TRADED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "DLTR." ON MARCH 17, 1998, THE LAST REPORTED SALE PRICE OF THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $49.31 PER SHARE. SEE "PRICE RANGE OF COMMON STOCK."

    SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                               -----------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                                   COMMISSION
           PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                                      ANY
                  REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

                                                  PRICE                  UNDERWRITING          PROCEEDS TO SELLING
                                                TO PUBLIC                DISCOUNT (1)            SHAREHOLDERS (2)
PER SHARE..............................           $48.50                    $1.79                     $46.71
TOTAL (3)..............................        $218,250,000               $8,055,000               $210,195,000

(1) SEE "UNDERWRITING" FOR INFORMATION CONCERNING INDEMNIFICATION OF THE UNDERWRITERS AND OTHER MATTERS.

(2) BEFORE DEDUCTING ESTIMATED OFFERING EXPENSES OF $600,000, WHICH WILL BE PAID BY THE SELLING SHAREHOLDERS.

(3) THE SELLING SHAREHOLDERS HAVE GRANTED TO THE UNDERWRITERS A 30-DAY OPTION TO PURCHASE UP TO 675,000 ADDITIONAL SHARES OF COMMON STOCK SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF THE UNDERWRITERS EXERCISE THIS OPTION IN FULL, THE PRICE TO PUBLIC WILL TOTAL $250,987,500, THE UNDERWRITING DISCOUNT WILL TOTAL $9,263,250 AND THE PROCEEDS TO SELLING SHAREHOLDERS WILL TOTAL $241,724,250. SEE "PRINCIPAL AND SELLING SHAREHOLDERS" AND "UNDERWRITING."

    THE SHARES OF COMMON STOCK ARE OFFERED BY THE SEVERAL UNDERWRITERS NAMED HEREIN WHEN, AS AND IF DELIVERED TO AND ACCEPTED BY THE UNDERWRITERS AND SUBJECT TO THEIR RIGHT TO REJECT ANY ORDER IN WHOLE OR IN PART. IT IS EXPECTED THAT DELIVERY OF THE CERTIFICATES REPRESENTING THE SHARES WILL BE MADE AGAINST PAYMENT THEREFOR AT THE OFFICE OF NATIONSBANC MONTGOMERY SECURITIES LLC ON OR ABOUT MARCH 23, 1998.

                              -------------------
NATIONSBANC MONTGOMERY SECURITIES LLC

           BT ALEX. BROWN

                      GOLDMAN, SACHS & CO.

                                 SALOMON SMITH BARNEY

                                 MARCH 17, 1998

                            [Map of Store Locations]

                             [External Store Photo]

                         [Three Internal Store Photos]

    Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Such transactions may include stabilizing transactions and the purchase of Common Stock to cover syndicate short positions. For a description of these activities, see "Underwriting."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION (INCLUDING THE FINANCIAL STATEMENTS AND THE NOTES THERETO) INCLUDED ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN, WHICH SHOULD BE READ IN ITS ENTIRETY. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. SEE "UNDERWRITING."

                                  THE COMPANY

    Dollar Tree Stores, Inc. ("Dollar Tree" or the "Company") is the leading operator of discount variety stores offering merchandise at the $1.00 price point. The Company's stores, which are designed to be the modern day equivalent of the traditional variety store, offer a wide assortment of quality everyday general merchandise in many traditional variety store categories, including housewares, seasonal goods, food, toys, health and beauty aids, gifts, party goods, stationery, books, hardware and other consumer items. As of December 31, 1997, the Company operated 887 stores, principally in strip centers and malls, in 26 states in the Southeastern, Midwestern, Mid-Atlantic, Southcentral and Northeastern United States.

    Dollar Tree has increased its net sales and operating income in each year since its inception in 1986. During the past five years, the Company has grown significantly, with the number of stores increasing from 256 at December 31, 1992 to 887 at December 31, 1997. The Company's net sales increased from $167.8 million in 1993 to $635.5 million in 1997, a compound annual growth rate of 39.5%. In addition, operating income increased from $18.8 million (excluding recapitalization expenses) in 1993 to $81.8 million in 1997, a compound annual growth rate of 44.4%.

    Dollar Tree believes that its ability to operate successfully in major metropolitan areas, mid-sized cities and small towns, in both strip center and mall based locations, its ability to concentrate multiple stores in a single market and its attractive store level economics provide it with a wide range of real estate opportunities and will facilitate its continued expansion. The Company's expansion plan is to increase its presence in its existing markets and to selectively enter new markets. Dollar Tree opened 94 new stores in 1995, 104 new stores in 1996 and 151 new stores in 1997. In addition, the Company added 136 stores through its acquisition of Dollar Bills, Inc. ("Dollar Bills") in January 1996. The Company anticipates expanding by approximately 200 to 205 stores in 1998. The Company is focusing its expansion strategy on strip center locations anchored by strong mass merchandisers such as Wal-Mart, Kmart and Target, whose target customers management believes are similar to those of Dollar Tree. In 1997, the average investment per new store, including capital expenditures, initial inventory and pre-opening costs, was approximately $168,000, while the average new store (i.e., a store for which 1997 was its first full year of operations) had net sales of approximately $728,000. The Company's Dollar Tree stores have historically been profitable within the first full year of operation, with an average store level operating income of approximately $163,000 (approximately 22% of sales) for stores whose first full year of operation was 1997. The operating performance of the Company's stores has been very consistent, with over 90% of its stores having store level operating income margins in excess of 15% in 1997.

    Dollar Tree's management strives to exceed its customers' expectations of the range and quality of products that can be purchased for $1.00. Management believes that many of the items Dollar Tree sells for $1.00 are typically sold for higher prices elsewhere. The Company supplements its wide assortment of quality everyday core merchandise with a changing mix of new and exciting products, including seasonal goods (such as Christmas and Easter goods) and, to a limited extent, selected closeout merchandise. The wide variety and freshness of merchandise and the $1.00 price point create excitement for customers, which management believes results in "impulse" purchases and encourages consumers to make return visits to the store.

    Each of Dollar Tree's three executive officers has between 19 and 29 years of experience in the retail industry and they have worked together for the past 19 years. In addition to their experience with Dollar Tree, they helped to manage the profitable growth of K&K Toys, Incorporated ("K&K Toys") from one toy store to a 136-store, mall-based toy retailer. K&K Toys was profitable in every year of its operation from 1970 until its sale in 1991.

    Dollar Tree believes that, given the Company's pricing structure, maintaining sufficient margins and tight control over store expenses, corporate expenses and inventories is critical to its success. Dollar Tree increased its operating income margin from 11.2% (excluding recapitalization expenses) in 1993 to 12.9% in 1997. Dollar Tree closely manages both retail inventory shrinkage and retail markdowns of inventory, limiting each to an average of less than 2.5% of annual net sales over the last five years.

                              RECENT DEVELOPMENTS

    The Company recently replaced its Norfolk distribution facility and headquarters with a new $34 million Store Support Center, located in Chesapeake, Virginia, consisting of an approximately 400,000 square foot distribution center and an approximately 76,000 square foot headquarters facility. The headquarters facility became operational in November 1997 and the distribution center in January 1998. Management believes that the new Store Support Center has increased the Company's capacity to approximately 1,600 stores.

    In February 1998, the Company contracted to purchase approximately 43 acres of land in Olive Branch, Mississippi, for the purpose of building a new 425,000 square foot distribution center to replace the existing leased facility located in Memphis, Tennessee. The Company expects that the new Olive Branch facility will cost approximately $20 million and that, upon completion of the facility, the Company's capacity to service stores will increase to approximately 2,000 stores. The Company anticipates that the facility will be operational in early 1999.
                            ------------------------

    The Company was incorporated under the laws of Virginia in 1986 as Only One Dollar, Inc. and changed its name to Dollar Tree Stores, Inc. on December 14, 1993. The Company's principal executive and administrative offices are located at 500 Volvo Parkway, Chesapeake, Virginia 23320, and the Company's telephone number is (757) 321-5000. References to the Company and Dollar Tree include the Company's wholly-owned subsidiaries.

                                  THE OFFERING

Common Stock offered by the Selling Shareholders.........  4,500,000 shares
Common Stock to be outstanding after the offering........  39,153,617 shares(1)
Nasdaq National Market symbol............................  DLTR

------------------------

(1) Based on shares outstanding at February 28, 1998. Does not include up to 5,107,129 shares of Common Stock issuable upon the exercise of (i) options to purchase 1,383,863 shares of Common Stock and (ii) warrants to purchase 3,723,266 shares of Common Stock outstanding at such date.

            SUMMARY FINANCIAL INFORMATION AND CERTAIN OPERATING DATA
  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA AND SALES PER SQUARE FOOT DATA)

                                                                                                     YEAR ENDED DECEMBER 31,
                                                                                                 -------------------------------
                                                                                                   1995       1996       1997
                                                                                                 ---------  ---------  ---------
INCOME STATEMENT DATA:
Net sales......................................................................................  $ 300,229  $ 493,037  $ 635,473
Gross profit...................................................................................    112,677    182,137    238,357
Selling, general and administrative expenses:
  Operating expenses...........................................................................     70,504    111,401    143,438
  Depreciation and amortization................................................................      5,468     10,527     13,125
                                                                                                 ---------  ---------  ---------
      Total....................................................................................     75,972    121,928    156,563
Operating income...............................................................................     36,705     60,209     81,794
Net income.....................................................................................  $  20,963  $  33,835  $  48,574
                                                                                                 ---------  ---------  ---------
                                                                                                 ---------  ---------  ---------
Basic net income per share(1)..................................................................  $    0.56  $    0.89  $    1.24
                                                                                                 ---------  ---------  ---------
                                                                                                 ---------  ---------  ---------
Diluted net income per share(1)................................................................  $    0.51  $    0.80  $    1.13
                                                                                                 ---------  ---------  ---------
                                                                                                 ---------  ---------  ---------
Weighted average number of common shares outstanding, in thousands(1)..........................     37,271     38,217     39,033
                                                                                                 ---------  ---------  ---------
                                                                                                 ---------  ---------  ---------
Weighted average number of common shares and common share equivalents outstanding, in
  thousands(1).................................................................................     41,026     42,171     43,106
                                                                                                 ---------  ---------  ---------
                                                                                                 ---------  ---------  ---------

SELECTED OPERATING DATA:
Number of stores open at end of period(2):
  Mall.........................................................................................        173        202        235
  Strip center.................................................................................        327        535        652
                                                                                                 ---------  ---------  ---------
      Total....................................................................................        500        737        887
                                                                                                 ---------  ---------  ---------
                                                                                                 ---------  ---------  ---------

Net sales growth(2)............................................................................       29.6%      64.2%      28.9%
Comparable store net sales increase(3).........................................................        7.3%       6.2%       7.8%
Average net sales per store(4).................................................................  $     649  $     691  $     767
Average net sales per square foot(4):
  Mall.........................................................................................  $     246  $     249  $     239
  Strip center.................................................................................  $     209  $     220  $     217
  All stores...................................................................................  $     221  $     229  $     222

                                                                                                                      AS OF
                                                                                                                  DECEMBER 31,
                                                                                                                      1997
                                                                                                                  -------------
BALANCE SHEET DATA:
Working capital.................................................................................................    $  60,213
Total assets....................................................................................................      272,576
Total debt......................................................................................................       31,121
Shareholders' equity............................................................................................      154,926

------------------------

 (1) Basic net income per share has been computed by dividing net income by the weighted average number of common shares outstanding. Diluted net income per share has been computed by dividing net income by the weighted average number of common shares and common share equivalents outstanding. Common share equivalents include the weighted average number of shares subject to stock options and warrants outstanding at the end of the period, after applying the treasury stock method.

 (2) The Company closed three stores in 1995, three stores in 1996 and one store in 1997. 1996 data reflects the addition of 136 Dollar Bills stores on January 31, 1996.

 (3) Comparable store net sales increase compares net sales for stores open at the beginning of the first of the two periods compared. The comparable store net sales increase calculation for 1997 includes net sales of Dollar Bills stores for the twelve months ended December 31, 1996 and December 31, 1997.

 (4) For stores open the entire period presented. Dollar Bills stores are only included in the calculation for 1997. The 1996 calculation does not include the 28 stores expanded in 1996 due to remodeling and/or relocation, which increased total square footage by approximately 29,900 square feet. The 1997 calculation does not include the 29 stores expanded in 1997 due to remodeling and/or relocation, which increased total square footage by approximately 46,000 square feet.

                                  RISK FACTORS

    BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY, A PROSPECTIVE INVESTOR SHOULD CONSIDER THE SPECIFIC FACTORS SET FORTH BELOW AS WELL AS THE OTHER INFORMATION SET FORTH ELSEWHERE IN THIS PROSPECTUS AND INCORPORATED HEREIN BY REFERENCE. SEE "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS" FOR A DESCRIPTION OF OTHER FACTORS AFFECTING THE BUSINESS OF THE COMPANY GENERALLY.

RISKS ASSOCIATED WITH EXPANSION PLANS

    The Company has grown from its initial five stores in 1986 to 887 stores at December 31, 1997 and its net sales have grown significantly in the past several years. The Company intends to continue to pursue an aggressive store opening strategy. The continued growth of the Company is dependent, in large part, upon the Company's ability to open new stores on a timely basis and to operate them profitably. Management expects that any future increases in comparable store net sales will be smaller than those experienced historically, and that decreases in average net sales per square foot will occur as the average store size increases. The Company expects to expand by approximately 200 to 205 stores in 1998. As of December 31, 1997, the Company had signed leases with respect to 78 new stores and had reached an agreement in principle with respect to an additional 44 new stores to open in 1998. However, successful expansion is subject to various contingencies, many of which are beyond the Company's control. These contingencies include, among others, (i) the ability to hire, train and retain qualified managers and other personnel, and to maintain good relations with all of its employees, (ii) the availability of adequate inventory, capital resources and external financing, (iii) the ability to identify, secure and build-out suitable store sites on a timely basis and on satisfactory terms, (iv) the ability to retain its current store sites or substitute sites on satisfactory terms (especially given that certain of the Company's store leases contain provisions with which the Company does not comply--see "Business--Site Selection and Store Locations"), (v) the ability to successfully integrate new stores into existing operations, (vi) the ability to successfully locate stores in geographic markets where the Company has no or only limited store operations (see "Business--Growth Strategy"), (vii) the ability to expand internal systems to accomodate the Company's growth and (viii) the ability to manage the Company's increased distribution demands. As a result, there can be no assurance that the Company will be able to achieve its targets for opening new stores, that its new stores will be profitable or achieve net sales and profitability comparable to the Company's existing stores or that comparable store net sales increases will continue. Furthermore, there can be no assurance that the Company will anticipate all of the changing demands which its expanding operations will impose on its systems and personnel. Any failure of the Company to successfully and profitably execute its expansion plans could have a material adverse effect on the Company's business and results of operations.

RISKS ASSOCIATED WITH IMPORTS

    The Company is dependent on foreign imports, particularly its imports from China. In 1996 and 1997, the Company imported approximately 32% and 34%, respectively, of its merchandise based on cost and approximately 35% and 38%, respectively, of its merchandise based on retail, directly from vendors located abroad, primarily in Hong Kong and Taiwan (through which the Company's Chinese imports flow), Thailand, Italy, Mexico and Indonesia. The Company expects imports to continue to account for approximately 35% to 40% of total purchases at retail. In addition, the Company believes that a substantial portion of the goods the Company purchases from domestic vendors is indirectly imported from foreign countries. China is the source for a substantial majority of the Company's direct imports and, the Company believes, is also the largest source of its indirect imports.

    The Company's imports, particularly its imports from China, are subject to certain risks, including import duties and quotas; loss of "most favored nation" ("MFN") trading status; trade restrictions, including U.S. retaliation against unfair foreign practices and punitive duties; product shortages; nonshipment of goods; work stoppages and strikes; economic uncertainties, including inflation and currency fluctuations; foreign government regulations; lack of compliance by foreign manufacturers with U.S. consumer protection laws and intellectual property laws (for which the Company may be responsible as the importer of record or seller); and political unrest. While the Company believes that it could find alternative sources of supply in response to an increase in tariffs, duties or other import costs or to an interruption or delay in the supply of goods from foreign sources, the transition to alternative sources may not occur in time to meet Company demands and products from alternative sources may be of lesser quality and/or more expensive than those currently purchased by the Company. Any of the risks referred to in this paragraph could have a material adverse effect on the Company's business and results of operations.

    The Company's imports from China are generally subject to favorable United States import duties because China is currently afforded MFN status by the United States. The MFN status of China is reviewed annually by the United States government and is currently extended through July 3, 1998. As a result of outstanding trade and other issues between the United States and China, there is significant opposition in the U.S. Congress to the renewal of MFN status for China. These issues include China's significant trade surplus with the United States and allegations regarding interference in U.S. national elections, human rights abuses, religious persecution and the sale of weapons to Iran and Pakistan. Loss of China's MFN status could impose significantly higher purchasing costs on the Company because of increased tariffs on Chinese goods.

    In 1995 and 1996, the United States objected to the lack of protection in China of intellectual property rights. As a result, the U.S. Trade Representative ("USTR") threatened the imposition of 100% punitive import duties on selected Chinese goods. On April 30, 1997, the USTR, citing "significant progress," removed the threat of immediate punitive action but signaled the need for continued improvement and stronger enforcement of the existing intellectual property agreements. The USTR is now required to monitor Chinese compliance with the agreements and authorized to move directly to trade sanctions, including the possibility of punitive import duties, if such monitoring reveals inadequate Chinese enforcement of the agreements. If the USTR decides that certain categories of Chinese products that the Company imports should be targeted for punitive import duties, the Company expects that it would substitute similar goods from other countries or other categories of goods, which may be at higher costs.

    The Company purchases a significant amount of its direct Chinese imports through trading companies located in Hong Kong, arrangements which involve significant risk. In 1996, a Hong Kong trading company obtained payment on a number of letters of credit issued on the Company's behalf by falsely claiming that conforming goods had been shipped, when, in fact, the trading company had either shipped non-conforming goods or empty containers. Sovereignty over Hong Kong transferred to China on July 1, 1997. Although no significant problems were experienced during the transfer, there can be no assurance as to the continued stability of political, economic or commercial conditions in Hong Kong or in China.

    The countries of Southeast Asia are involved in an emerging economic crisis characterized by currency devaluations, rising interest rates, deteriorating economic growth and declining capital markets. This crisis could have serious adverse repercussions on the financial stability of all countries in the region, including China. An extended period of financial pressure on overseas markets or fluctuations in the value of the Chinese or Hong Kong currency may result in disruptions in the sourcing of goods, increases in the cost of goods, reductions in the quality of goods, product shortages, nonshipment of goods or strikes.

RISKS ASSOCIATED WITH NEW DISTRIBUTION CENTERS

    In January 1998, the Company opened its Chesapeake distribution center to replace its Norfolk distribution center. The center is currently servicing 235 stores, and management anticipates it will service more than 500 stores by the end of 1998, with an expected ultimate capacity of 800 stores. There can be no assurance that complications will not arise in the operation of the new Chesapeake center, including its automated conveyor and sorting system. The Company plans to build a new distribution center in Olive Branch, Mississippi to replace its Memphis, Tennessee facility. The Company expects that the Olive Branch facility will cost approximately $20 million and will be open in early 1999. There can be no assurance that delays will not be experienced in the opening of the Olive Branch distribution center, that complications will not occur in its operation or in the transition from the Memphis facility or that cost overuns will not be experienced in building the facility. Any delays or complications in connection with the operation of the Chesapeake or Olive Branch facilities could interrupt the receipt and distribution of merchandise to the stores. Although the Company expects to be able to sublease the Norfolk and Memphis facilities, no assurance can be given that acceptable subleases will be secured. The Company is liable for rent and pass-through costs under the Norfolk lease until June 2004, at a current annual cost of $744,000, and for rent and pass-through costs under the Memphis lease until September 2005, at a current annual cost of approximately $702,000. Any of the foregoing risks, including delays, complications, cost overruns or difficulty in subleasing, could materially adversely affect the Company's business and results of operation. See "Risk Factors--Disruptions in Receiving and Distribution" and "Business--Warehousing and Distribution."

DISRUPTIONS IN RECEIVING AND DISTRIBUTION

    Substantially all of the Company's inventory is shipped directly from suppliers to the Company's distribution centers in Chesapeake, Virginia, Memphis, Tennessee, and Chicago, Illinois where the inventory is processed and then distributed to stores. The Company's financial results depend in large part on the orderly operation of this receiving and distribution process, which depends, in turn, on adherence to shipping schedules (especially those from the Far East) and effective management of the distribution centers. Although management believes that its receiving and distribution process is efficient and well positioned to support the Company's expansion plans, there can be no assurance that the Company has anticipated, or will anticipate, all of the changing demands which its expanding operations will impose on its receiving and distribution system or that events beyond the control of the Company, such as disruptions in operations due to labor disagreements or shipping problems, will not result in delays in the delivery of merchandise to the stores. Within the last several months, the International Brotherhood of Teamsters have actively attempted to organize the Company's employees at its Chesapeake and Chicago distribution centers. Unionization of a portion of the Company's distribution center workforce could result in labor disagreements that could cause a delay in the receipt or distribution of merchandise to the stores. Any delay could have a material adverse effect on the Company's business and results of operations. See "Risk Factors--Risks Associated with New Distribution Centers," "Business--Warehousing and Distribution" and "Business--Employees."

ADVERSE ECONOMIC FACTORS

    The Company's ability to provide quality merchandise at the $1.00 price point is subject to certain economic factors which are beyond the Company's control, including inflation, minimum wage levels, operating costs, consumer confidence and general economic conditions. There can be no assurance that such factors will remain favorable and in particular that hourly minimum wage rates, health care costs, shipping costs, or other costs will remain at current levels. The federally mandated minimum wage increased by $0.50 per hour on October 1, 1996 and by an additional $0.40 per hour on September 1, 1997. These changes increased payroll costs by approximately $2 million during 1997, and management believes that the increase in 1998 payroll costs due to the minimum wage changes will be greater than in 1997. On February 12, 1998, President Clinton announced support for a plan that would raise the minimum wage by an additional $0.50 per hour in January 1999 and an additional $0.50 per hour in 2000. Management expects that this plan, if it is passed into law, will have a significantly greater impact on payroll costs than the increases in the minimum wage implemented in 1996 and 1997. Additionally, in November 1997, an ocean-shipping cartel indicated that it would try to force a 10% rate increase on U.S. imports from Asia in the spring of 1998. In 1997, the Company's shipping costs from Asia were approximately $7 million. Unless offsetting cost savings are realized (and no assurance can be given that they will be), an increase in inflation, minimum wage levels, shipping costs or other operating costs, or a decline in consumer confidence or general economic conditions, could have a material adverse effect on the Company's business and results of operations, especially given the constraints on the Company's ability to pass on any incremental costs through price increases.

LEGAL CLAIMS

    On January 31, 1996, the Company bought all of the capital stock of Dollar Bills, pursuant to a stock purchase agreement. In March and April 1996, Michael and Pamela Alper (the "Alpers"), former shareholders of Dollar Bills, together with a corporation they control, filed lawsuits in the state and federal courts in Illinois, against the Company and one of its employees, relating to the Dollar Bills transaction. The lawsuits sought to recover compensatory damages of not less than $10.0 million, punitive damages, attorney's fees and other relief. The plaintiffs claimed that the Company defrauded the Alpers into selling the wholesale operations which were owned by Dollar Bills; improperly obtained and misused confidential and proprietary information; breached the provisions of a confidentiality agreement and stock purchase agreement relating to the acquisition; intentionally or negligently misrepresented its intentions with respect to the wholesale operations; conspired to violate antitrust law; and violated securities laws.

    The Company filed motions to dismiss the litigation in both state and federal courts. On June 28, 1996, the state court denied the Company's motion to dismiss. Plaintiffs subsequently dismissed their suit in state court voluntarily. The Company then appealed the state court's denial of its motion to dismiss. The Company's appeal was dismissed by the state appellate court on December 15, 1997 for lack of jurisdiction.

    On November 26, 1996, the federal court dismissed all counts of the plaintiffs' lawsuit against the Company and the co-defendant. Plaintiffs' federal securities and federal antitrust claims against the Company were dismissed with prejudice and the state claims were dismissed without prejudice. The plaintiffs did not appeal.

    No litigation is currently pending in this matter. However, in light of the history of this dispute, the Alpers may attempt to refile their state law claims against the Company in the future.

    Based on management's understanding of the facts (which facts are contested by the plaintiffs), and the advice of its lead litigation counsel for this matter in reliance on such facts, the Company believes it is unlikely that the plaintiffs will ultimately prevail on the merits of this dispute. Accordingly, the Company believes that the ultimate outcome of this matter will not have a material adverse effect on the Company's results of operations or financial condition. Nevertheless, particularly in light of the contested factual assertions, there can be no assurance regarding the ultimate outcome of any future litigation or that any such litigation will not have a material adverse effect on the Company's results of operations or financial condition.

    The Company is also in the process of recalling (in cooperation with the Consumer Products Safety Commission) approximately 155,000 retractable dog leashes sold by the Company. The Company has learned of several minor personal injuries involving the leashes. More importantly, one of the leashes allegedly caused a serious personal injury in January 1998 which may result in a product liability claim. Management does not believe that these injuries will have a material adverse effect on the Company. There can be no assurance, however, that additional serious injuries will not occur in the future.

DEPENDENCE ON KEY PERSONNEL

    The Company's success depends to a significant extent upon the leadership and performance of its senior management team, particularly Macon F. Brock, Jr., the Company's President and Chief Executive Officer, J. Douglas Perry, Chairman of the Company's Board of Directors, and H. Ray Compton, the Company's Executive Vice President and Chief Financial Officer. While the Company believes that its senior management team has significant depth, the loss of the services of any of these individuals could have a material adverse impact on the Company and none of these individuals is currently bound by any employment or non-competition agreement. See "Management." In addition, the Company's revolving credit facility provides that it is an event of default for Mr. Perry and his wife, Mr. Brock and his wife, Mr. Compton, and trusts for the benefit of their family members to beneficially own collectively less than 10% of the aggregate of all voting stock in the Company and other ownership rights and interests to such voting stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

COMPETITION

    The retail industry is highly competitive. The Company's competitors include mass merchandisers, discount stores, variety stores, closeout stores and other $1.00 price point stores. Several of the largest operators of discount stores at the $1.00 price point (or their parent companies) have filed for or emerged from bankruptcy protection in U.S. bankruptcy court and have closed a number of their stores, while others have been liquidated in bankruptcy, abandoned the $1.00 price point concept and/or reconfigured their stores. The Company expects to face increased competition in the future which could have an adverse effect on its financial results. See "Business--Competition."

LIMITED AVAILABILITY OF SUITABLE MERCHANDISE

    The Company's success depends in large part upon its ability to select and purchase quality merchandise at attractive prices in order to maintain a balance of regularly available core products and a changing mix of fresh merchandise at the $1.00 price point. The Company has no continuing contracts for the purchase of merchandise and must continuously seek out buying opportunities from both its existing suppliers and new sources, for which it competes with other variety, closeout and $1.00 price point merchandisers. Although the Company believes that its management has long-standing and satisfactory relationships with its suppliers, there can be no assurance that the Company will be successful in maintaining a continuing and, in light of the anticipated addition of new stores, an increasing supply of quality merchandise at attractive prices. See "Business--Merchandising and Store Format."

SEASONALITY AND QUARTERLY FLUCTUATIONS

    The Company has historically experienced and expects to continue to experience seasonal fluctuations in its net sales, operating income and net income. The highest sales periods for the Company are the Christmas and Easter seasons. A disproportionate amount of the Company's net sales and a substantial majority of the Company's operating income and net income are generally realized during the fourth quarter. In anticipation of increased sales activity during these months, the Company purchases substantial amounts of inventory and hires a significant number of temporary employees to bolster its permanent store staff. If for any reason the Company's net sales were below seasonal norms during the fourth quarter or Easter season, including as a result of merchandise delivery delays due to receiving or distribution problems, the Company's operating results, particularly operating and net income, could be adversely affected. Historically, net sales, operating income and net income have been weakest during the first quarter, and the Company expects this trend to continue. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including the timing of new store openings, the net sales contributed by new stores, shifts in the timing of certain holidays and the merchandise mix. In 1998, the Easter holiday will fall in the second quarter instead of the first quarter, as it did in 1997. This change could have an adverse impact on comparable store net sales in the first quarter of 1998 because the Company expects that most 1998 Easter sales will occur in the second quarter. Although the Company has experienced significant increases in comparable store net sales historically, management expects that any increases in comparable store net sales in the future will be smaller than those experienced historically. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Quarterly Fluctuations."

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF
  INCORPORATION AND BY-LAWS

    Certain provisions of the Company's Articles of Incorporation ("Articles of Incorporation") and By-Laws ("By-Laws") may be deemed to have anti-takeover effects and may discourage, delay or prevent a takeover attempt that a shareholder might consider in its best interest. These provisions, among other things, (i) classify the Company's Board of Directors into three classes, each of which will serve for different three year periods, (ii) provide that only the Board of Directors, chairman or president may call special meetings of the shareholders, (iii) establish certain advance notice procedures for nominations of candidates for election as directors and for shareholder proposals to be considered at shareholders' meetings, and (iv) require a vote of the holders of more than two-thirds of the shares entitled to vote in order to remove a director or amend the foregoing and certain other provisions of the Articles of Incorporation and By-Laws. In addition, the Board of Directors, without further action of the shareholders, is permitted to issue and fix the terms of preferred stock which may have rights senior to those of the Common Stock.

EFFECTIVE CONTROL OF THE COMPANY BY EXISTING SHAREHOLDERS

    Based on shares owned as of February 28, 1998 and after giving effect to this offering, Mr. Brock and his wife, Mr. Perry and his wife, Mr. Compton and The SK Equity Fund, L.P. (the "Fund") and certain affiliates of the Fund will own, or otherwise control, approximately 31% of the Company's outstanding Common Stock. As a result, if such shareholders act together, they would have significant influence over, and may be able to effectively control, the election of the Directors of the Company, the outcome of any other matter submitted to a vote of the Company's shareholders for approval, including mergers, consolidations or the sale of all or substantially all of the Company's assets, and a change in control of the Company. See "Principal and Selling Shareholders."

POSSIBLE VOLATILITY OF STOCK PRICE

    The market price of the Company's Common Stock, which is quoted on the Nasdaq National Market, may be subject to significant fluctuations in response to operating results, comparable store sales announcements, announcements by competitors and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These market fluctuations, as well as general economic conditions, may adversely affect the market price of the Common Stock.

FORWARD-LOOKING STATEMENTS

    This Prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning the Company's operations, economic performance and financial condition. Such statements may be identified by the use of words such as "believe," "anticipate" and "expect." The forward-looking statements concern, among other things, the Company's expansion plans and store openings; sales per square foot and comparable store net sales trends; dependence on imports and vulnerability to import restrictions, particularly nonrenewal of MFN status and the imposition of punitive duties, the Asian financial crisis and other factors relating to China; the projected capacity and the performance of the Chesapeake and the proposed Olive Branch distribution centers; the opening date and cost of the Olive Branch distribution center; the subleasing of the Norfolk and Memphis facilities; labor disagreements and union organizing activities; increases in shipping or distribution costs; increases in costs including the impact of increases in the minimum wage; the Dollar Bills litigation; the potential products liability claims; adverse economic factors; purchasing abilities; and capital requirements. Such forward-looking statements are subject to various known and unknown risks and uncertainties. Actual results, performance or actions of the Company could differ materially from those currently anticipated due to a number of factors, including those discussed under the caption "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" in this Prospectus.

                                USE OF PROCEEDS

    The Company will not receive any of the proceeds from the sale of Common Stock in this offering.

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock has been traded on the Nasdaq National Market under the symbol "DLTR" since the Company's initial public offering on March 6, 1995. The following table sets forth the high and low sale prices of the Company's Common Stock as reported on the Nasdaq National Market for the periods indicated, restated to reflect 3-for-2 stock splits effected as stock dividends in April 1996 and July 1997.

     1996:                                                                                     HIGH        LOW
-------------------------------------------------------------------------------------------  ---------  ---------
First Quarter..............................................................................  $20 9/16   $10 57/64
Second Quarter.............................................................................     30      19 21/64
Third Quarter..............................................................................     28      15 21/64
Fourth Quarter.............................................................................  28 43/64   20 11/64


     1997:
-------------------------------------------------------------------------------------------
First Quarter..............................................................................  30 21/64   21 1/2
Second Quarter.............................................................................  33 43/64   28 5/8
Third Quarter..............................................................................  47 3/8     31 53/64
Fourth Quarter.............................................................................  44 7/8     34 1/2

     1998:
-------------------------------------------------------------------------------------------
First Quarter (through March 17, 1998).....................................................  49 3/8     34 1/2

    On March 17, 1998, the last reported sale price for the Company's Common Stock on the Nasdaq National Market was $49.31 per share. As of February 28, 1998, the Company had 374 shareholders of record.

                                DIVIDEND POLICY

    The Company anticipates that all of its income in the foreseeable future will be retained for the development and expansion of its business and the repayment of indebtedness, and therefore does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The Company's credit facilities contain financial covenants which restrict the Company's ability to pay dividends.

                            SELECTED FINANCIAL DATA
  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA AND SALES PER SQUARE FOOT DATA)

    The following table sets forth for the periods indicated selected financial data for the Company. The selected income statement and balance sheet data presented below for the years ended December 31, 1993, 1994, 1995, 1996 and 1997 have been derived from the Company's financial statements that have been audited by KPMG Peat Marwick LLP, independent certified public accountants. This information should be read in conjunction with the financial statements and the notes thereto incorporated herein by reference and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Prospectus. The pro forma data have not been audited but, in the opinion of management, include all adjustments necessary to present fairly the information set forth therein including the matters referred to in footnotes 4 and 5 below. (Footnotes appear on following page.)

                                                                                      YEAR ENDED DECEMBER 31,
                                                                          ------------------------------------------------
                                                                            1993      1994      1995      1996      1997
                                                                          --------  --------  --------  --------  --------
INCOME STATEMENT DATA:
Net sales...............................................................  $167,753  $231,601  $300,229  $493,037  $635,473
Cost of sales...........................................................   106,318   145,481   187,552   310,900   397,116
                                                                          --------  --------  --------  --------  --------
Gross profit............................................................    61,435    86,120   112,677   182,137   238,357
                                                                          --------  --------  --------  --------  --------
Selling, general and administrative expenses:
  Operating expenses....................................................    39,559    54,993    70,504   111,401   143,438
  Depreciation and amortization.........................................     3,054     4,186     5,468    10,527    13,125
  Recapitalization expenses(1)..........................................     4,387     --        --        --        --
                                                                          --------  --------  --------  --------  --------
      Total.............................................................    47,000    59,179    75,972   121,928   156,563
                                                                          --------  --------  --------  --------  --------
Operating income........................................................    14,435    26,941    36,705    60,209    81,794
Interest expense........................................................     1,837     4,028     2,617     5,193     2,812
                                                                          --------  --------  --------  --------  --------
Income before income taxes and extraordinary loss.......................    12,598    22,913    34,088    55,016    78,982
Provision for income taxes..............................................     3,152     9,546    13,125    21,181    30,408
                                                                          --------  --------  --------  --------  --------
Income before extraordinary loss........................................     9,446    13,367    20,963    33,835    48,574
Extraordinary loss, net of income tax(2)................................     --        1,253     --        --        --
                                                                          --------  --------  --------  --------  --------
Net income..............................................................  $  9,446  $ 12,114  $ 20,963  $ 33,835  $ 48,574
                                                                          --------  --------  --------  --------  --------
                                                                          --------  --------  --------  --------  --------
INCOME PER SHARE DATA(3):
Basic net income per share..............................................            $   0.33  $   0.56  $   0.89  $   1.24
                                                                                    --------  --------  --------  --------
                                                                                    --------  --------  --------  --------
Diluted net income per share............................................            $   0.32  $   0.51  $   0.80  $   1.13
                                                                                    --------  --------  --------  --------
                                                                                    --------  --------  --------  --------
PRO FORMA DATA:
Net income..............................................................  $  9,446
Pro forma adjustment for C corporation income taxes(4)..................     1,838
                                                                          --------
Pro forma net income(4).................................................  $  7,608
                                                                          --------
                                                                          --------
Pro forma basic net income per share(5).................................  $   0.20
                                                                          --------
                                                                          --------
Pro forma diluted net income per share(5)...............................  $   0.20
                                                                          --------
                                                                          --------
Weighted average number of common shares outstanding, in thousands(3 and
  5)....................................................................    37,233    37,233    37,271    38,217    39,033
                                                                          --------  --------  --------  --------  --------
                                                                          --------  --------  --------  --------  --------
Weighted average number of common shares
  and common share equivalents outstanding, in thousands(3 and 5).......    38,158    38,158    41,026    42,171    43,106
                                                                          --------  --------  --------  --------  --------
                                                                          --------  --------  --------  --------  --------
SELECTED OPERATING DATA:
Number of stores open at end of period(6):
  Mall..................................................................       145       154       173       202       235
  Strip center..........................................................       183       255       327       535       652
                                                                          --------  --------  --------  --------  --------
      Total.............................................................       328       409       500       737       887
                                                                          --------  --------  --------  --------  --------
                                                                          --------  --------  --------  --------  --------

                                                                                        YEAR ENDED DECEMBER 31,
                                                                             ---------------------------------------------
                                                                              1993     1994     1995      1996      1997
                                                                             -------  -------  -------  --------  --------
SELECTED OPERATING DATA:
Net sales growth(6)........................................................     39.2%    38.1%    29.6%     64.2%     28.9%
Comparable store net sales increase(7).....................................      6.9%     9.1%     7.3%      6.2%      7.8%
Average net sales per store(8).............................................  $   555  $   606  $   649  $    691  $    767
Average net sales per square foot(8):
  Mall.....................................................................  $   224  $   241  $   246  $    249  $    239
  Strip center.............................................................  $   188  $   197  $   209  $    220  $    217
  All stores...............................................................  $   206  $   214  $   221  $    229  $    222


                                                                                          AS OF DECEMBER 31,
                                                                             ---------------------------------------------
                                                                              1993     1994     1995      1996      1997
                                                                             -------  -------  -------  --------  --------
BALANCE SHEET DATA:
Working capital............................................................  $ 7,742  $14,334  $29,133  $ 23,488  $ 60,213
Total assets...............................................................   42,188   60,688   91,621   171,099   272,576
Total debt.................................................................   17,768   14,205   14,518     4,353    31,121
Shareholders' equity.......................................................    3,660   17,274   39,087   101,590   154,926

------------------------------
 (1) Represents recapitalization expenses of $4.4 million incurred in connection with the 1993 Recapitalization, comprised of $3.6 million of management incentive expenses and $0.8 million of transaction expenses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

 (2) Represents redemption premiums of approximately $1.3 million plus write off of original issue discount financing costs of $0.9 million (net of income tax benefit of approximately $0.9 million) on the early retirement of the Company's 12% Senior Subordinated Notes and 12% Junior Subordinated Notes.

 (3) The extraordinary loss recognized in 1994 reduced basic and diluted net income per share by $0.03, respectively. Basic and diluted income per share data have been computed by dividing its components by the weighted average number of common shares outstanding, and by the weighted average number of common shares and common share equivalents outstanding, respectively. All warrants and options outstanding at December 31, 1994 have been considered outstanding for the entire year ended December 31, 1994 and are included in the calculation of the weighted average number of common shares and common share equivalents outstanding for net income per share computations in accordance with the rules of the Securities and Exchange Commission. For all periods after December 31, 1994, common share equivalents include the weighted average number of shares subject to stock options and warrants outstanding at the end of the period, after applying the treasury stock method.

 (4) Prior to September 30, 1993, the Company was treated as a subchapter S corporation for Federal and certain state income tax purposes. As such, income of the Company for that period was taxable to the individual shareholders rather than to the Company. Accordingly, the provision for income taxes for the nine months ended September 29, 1993, represents corporate level state income taxes on income earned in those states that do not recognize subchapter S corporation status. On September 30, 1993, the Company converted to a subchapter C corporation. Accordingly, income since September 30, 1993 was taxable to the Company. Pro forma net income reflects a provision for income taxes as if the Company were a C corporation for all of 1993 at an assumed effective tax rate of approximately 40%.

 (5) Pro forma basic net income per share has been computed by dividing pro forma net income by the weighted average number of common shares outstanding. Pro forma diluted net income per share has been computed by dividing pro forma net income by the weighted average number of common shares and common share equivalents outstanding. Common share equivalents include all outstanding stock options and warrants after applying the treasury stock method. All warrants and options outstanding at December 31, 1994 have been considered outstanding for the year ended December 31, 1993, and are included in the calculation of the weighted average number of common shares and common share equivalents outstanding for the pro forma diluted net income per share computation in accordance with the rules of the Securities and Exchange Commission.

 (6) The Company closed two stores in 1993, one store in 1994, three stores in 1995, three stores in 1996 and one store in 1997. 1996 data reflects the addition of 136 Dollar Bills stores on January 31, 1996.

 (7) Comparable store net sales increase compares net sales for stores open at the beginning of the first of the two periods compared. The comparable store net sales increase calculation for the year ended December 31, 1997 includes net sales of Dollar Bills stores for the twelve months ended December 31, 1996 and December 31, 1997.

 (8) For stores open the entire period presented. Dollar Bills stores are only included in the calculation for 1997. The 1996 calculation does not include the 28 stores expanded in 1996 due to remodeling and/or relocation, which increased total square footage by approximately 29,900 square feet. The calculation for 1997 does not include the 29 stores expanded in 1997 due to remodeling and/or relocation, which increased total square footage by approximately 46,000 square feet.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the financial statements and notes thereto incorporated by reference in this Prospectus.

OVERVIEW

    Dollar Tree was established by J. Douglas Perry, the Company's Chairman, Macon F. Brock, Jr., the Company's President and Chief Executive Officer, and H. Ray Compton, the Company's Executive Vice President and Chief Financial Officer (the "Founders"), in November 1986 with the opening of its first five stores in Virginia, Georgia and Tennessee. From November 1986 through October 1991, the Company's shareholders also owned a substantial portion of the outstanding stock of K&K Toys, a 136-store, mall-based toy retailer managed by the Founders. During this period, Dollar Tree grew to 171 stores and shared certain management and distribution services and facilities with K&K Toys for which it paid a fee to K&K Toys.

    In October 1991, K&K Toys was acquired by a subsidiary of Melville Corporation. Following the sale of K&K Toys, the Founders focused their attention solely on Dollar Tree and effected a number of strategic changes, including (i) shifting the Company's merchandising focus away from closeout merchandise and towards its current emphasis on providing selection and value in traditional variety store categories, (ii) focusing its expansion strategy on strip center locations, (iii) accelerating its expansion program and (iv) improving the depth of the management team and breadth of operational controls. Since the sale of K&K Toys, Dollar Tree has grown from 171 stores to 887 stores as of December 31, 1997, and net sales and operating income have increased from $71.1 million and $5.2 million, respectively, for the twelve months ended January 31, 1992 to $635.5 million and $81.8 million, respectively, in 1997.

    On September 30, 1993, the Company effected a recapitalization including a stock split and reclassification (the "1993 Recapitalization"), pursuant to which (i) J. Douglas Perry, Chairman of the Company's Board of Directors, his wife, Patricia W. Perry, Macon F. Brock, Jr., the Company's President and Chief Executive Officer, his wife, Joan P. Brock, and H. Ray Compton, the Company's Executive Vice President and Chief Financial Officer (the "Original Shareholders") sold to The SK Equity Fund, L.P. (the "Fund") and four individuals affiliated with the Fund (collectively, the "Co-Investors") 50% of the outstanding stock of the Company for an aggregate purchase price of $23.6 million, (ii) the Fund and the Co-Investors purchased from the Company $7.0 million face amount senior subordinated notes for $6.5 million (the "12% Senior Subordinated Notes") and purchased for $500,000 warrants to purchase 1,861,633 shares of Common Stock and (iii) on February 22, 1994 pursuant to a commitment entered into September 30, 1993, the Original Shareholders purchased from the Company $7.0 million face amount junior subordinated notes for $6.5 million (the "12% Junior Subordinated Notes") and purchased for $500,000 warrants to purchase 1,861,633 shares. On December 31, 1994, the Company redeemed and extinguished the 12% Senior Subordinated Notes and the 12% Junior Subordinated Notes (collectively, the "12% Notes"). As part of this transaction, the Company paid a redemption premium of approximately $1.3 million and issued an aggregate of $14.0 million principal amount of 9% Senior Subordinated Notes and 9% Junior Subordinated Notes (collectively, the "9% Notes") to the previous holders of the 12% Notes. The 9% Notes were paid in full in June 1996.

    On January 31, 1996, the Company acquired all of the stock of Dollar Bills, formerly known as Terrific Promotions, Inc., and subsequently merged Dollar Bills into the Company. At the time of the acquisition, Dollar Bills owned and operated 136 discount variety stores in 16 states, offering merchandise primarily at the $1.00 price point under the name Dollar Bill$, a 250,000 square foot distribution center in the Chicago area and a wholesale division, all of which the Company currently operates. The Company paid approximately $52.6 million in cash and $2.0 million in merchandise inventory for 100% of the stock of Dollar Bills and has accounted for the acquisition as a purchase. In connection with the acquisition, the Company recognized goodwill of $48.2 million, which it is amortizing over a 25 year period.

    The Company recently replaced its Norfolk distribution facility and headquarters with a new $34 million Store Support Center, located in Chesapeake, Virginia, consisting of an approximately 400,000 square foot distribution center and an approximately 76,000 square foot headquarters facility. The headquarters facility became operational in November 1997 and the distribution center in January 1998. Management believes that the new Store Support Center has increased the Company's capacity to approximately 1,600 stores.

    In February 1998, the Company contracted to purchase approximately 43 acres of land in Olive Branch, Mississippi, for the purpose of building a new 425,000 square foot distribution center to replace the existing leased facility located in Memphis, Tennessee. The Company expects that the new Olive Branch facility will cost approximately $20 million and that, upon completion of the facility, the Company's capacity to service stores will increase to approximately 2,000 stores. The Company anticipates that the facility will be operational in early 1999.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, certain selected income statement data as a percentage of net sales:

                                                                                          YEAR ENDED DECEMBER 31,
                                                                                      -------------------------------
                                                                                        1995       1996       1997
                                                                                      ---------  ---------  ---------

Net sales...........................................................................      100.0%     100.0%     100.0%
Cost of sales.......................................................................       62.5       63.1       62.5
                                                                                      ---------  ---------  ---------
  Gross profit......................................................................       37.5       36.9       37.5
Selling, general and administrative expenses:
  Operating expenses................................................................       23.5       22.6       22.5
  Depreciation and amortization.....................................................        1.8        2.1        2.1
                                                                                      ---------  ---------  ---------
    Total...........................................................................       25.3       24.7       24.6
                                                                                      ---------  ---------  ---------
Operating income....................................................................       12.2       12.2       12.9
Interest expense....................................................................        0.9        1.1        0.5
                                                                                      ---------  ---------  ---------
Income before income taxes..........................................................       11.3       11.1       12.4
Provision for income taxes..........................................................        4.4        4.3        4.8
                                                                                      ---------  ---------  ---------
Net income..........................................................................        6.9%       6.8%       7.6%
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1997

    Net sales increased $142.5 million, or 28.9%, to $635.5 million for 1997, from $493.0 million for 1996. Of this increase, (i) approximately 71.0%, or $101.2 million, was attributable to stores opened in 1996 and 1997, which are not included in the Company's comparable store net sales calculation, and (ii) approximately 29.0%, or $41.3 million, was attributable to comparable store net sales growth, which represented a 7.8% increase over comparable store net sales for 1996. The comparable store net sales increase includes sales at Dollar Bills stores for the twelve month periods ended December 31, 1996 and December 31, 1997. Because substantially all the Company's products sell for $1.00, the increase in comparable store net sales was a direct result of increased unit volume. Comparable store net sales increases were driven primarily by a strong in-stock position throughout the year, particularly in the first quarter of the year; increased customer traffic in 1997, coupled with a slight increase in the average purchase per customer; continued improvements in the quality and variety of merchandise offered; and the improved performance in the Dollar Bills stores resulting in part from their shift towards the Dollar Tree merchandise mix throughout 1996. The Company opened 151 new stores and closed one store during 1997, compared to opening 104 new stores and closing three stores during 1996. The Company also added 136 Dollar Bills stores on January 31, 1996.

    Management anticipates that the primary source of future sales growth will be new store openings and, to a lesser degree, comparable store net sales increases. Management expects that any future increases in comparable store net sales will be smaller than those experienced historically, and that decreases in average net sales per square foot will occur as the average store size increases. See "-- Seasonality and Quarterly Fluctuations."

    Gross profit, which consists of net sales less cost of sales (including distribution and certain occupancy costs), increased $56.2 million, or 30.9%. As a percentage of net sales, gross profit increased to 37.5% from 36.9%, primarily due to improved merchandise costs (including freight) and improved inventory shrinkage costs as a percentage of net sales, partially offset by an increase in distribution costs as a percentage of net sales. Throughout 1996, management shifted the merchandise mix at Dollar Bills stores away from their historical consumable product emphasis to more closely resemble the merchandise mix at Dollar Tree stores. While this change in mix benefited merchandise costs, management does not anticipate this level of improvement in the future. Distribution costs increased as a result of increased costs inherent in transitioning operations to the new Chesapeake distribution center and in the installation of the Company's new warehouse management system in all three distribution centers early in 1997. In 1998, management expects its recently elevated level of distribution costs, as a percentage of net sales, to continue due to the construction of the new Olive Branch facility. Costs could further increase in the event of a failure to sublease the leased facilities in Norfolk and Memphis. The Company is liable for rent and pass-through costs under the Norfolk lease until June 2004, at a current annual cost of approximately $744,000, and for rent and pass-through costs under the Memphis lease until September 2005, at a current annual cost of approximately $702,000. Management also expects that shipping costs from Asia may increase in 1998 as a result of the announcement by a trans-Pacific ocean-shipping cartel that it will try to force a 10% rate increase in the spring of 1998. In 1997, the Company's shipping costs from Asia were approximately $7 million, or 1.1% of net sales.

    Selling, general and administrative expenses, which include operating expenses and depreciation and amortization, increased $34.6 million, or 28.4%, but decreased slightly as a percentage of net sales to 24.6% from 24.7%. This decrease, as a percentage of net sales, resulted primarily from approximately $2.5 million in expense incurred in 1996 as a result of the Dollar Bills acquisition and litigation. Amortization of goodwill relating to the Dollar Bills acquisition amounted to $1.9 million for 1997. Excluding the expenses incurred in 1996 related to the Dollar Bills acquisition, selling, general and administrative expenses increased as a percentage of sales to 24.6% in 1997 from 24.2% in 1996 primarily due to an increase of approximately $2 million in payroll costs resulting from the federally mandated increase in the hourly minimum wage. Management believes that the increase in 1998 payroll costs due to this minimum wage change will be greater than in 1997.

    Operating income increased $21.6 million, or 35.9%, to $81.8 million for 1997 from $60.2 million for 1996, and increased as a percentage of net sales to 12.9% from 12.2% during the same period for the reasons noted above.

    Interest expense decreased $2.4 million to $2.8 million in 1997 compared to $5.2 million in 1996. This decrease was primarily a result of lower levels of debt in 1997 compared to 1996, when the Company had increased borrowings related to the purchase of Dollar Bills. In 1997, the Company capitalized $916,000 of interest relating to the construction of the Chesapeake facility. Interest charges on debt incurred to finance the construction of the Chesapeake Store Support Center will not be capitalized in 1998 but will be charged to interest expense. The Company expects to capitalize the interest incurred in 1998 relating to the construction of the Olive Branch facility.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1996

    Net sales increased $192.8 million, or 64.2%, to $493.0 million for 1996, from $300.2 million for 1995. Of this increase, (i) approximately 54.3%, or $104.7 million, was attributable to the 136 Dollar Bills stores added as of February 1, 1996, (ii) approximately 37.2%, or $71.8 million, was attributable to 198 stores opened in 1995 and 1996, which are not included in the Company's comparable store net sales calculation, and (iii) approximately 8.5%, or $16.3 million, was attributable to comparable store net sales growth, which represented a 6.2% increase over comparable store net sales for 1995. Dollar Bills stores are not included in the comparable store net sales calculations for 1996. Because substantially all the Company's products sell for $1.00, the increase in comparable store net sales was a direct result of increased unit volume. Management believes that this increase in volume resulted from strong holiday selling seasons in 1996, increased inventory levels compared to the preceding year, and continued improvements in the quality and variety of merchandise offered. The Company opened 104 new stores (in addition to the 136 Dollar Bills stores added on January 31, 1996), and closed three stores during 1996 compared to opening 94 new stores and closing three stores during 1995.

    Gross profit increased $69.5 million, or 61.6%. As a percentage of net sales, gross profit decreased to 36.9% from 37.5%, reflecting, as a percentage of net sales, decreased merchandise margin (gross profit before inventory shrinkage, markdowns, and distribution and occupancy costs) and a slight increase in inventory shrinkage, partially offset by lower inbound freight costs and lower store occupancy costs. The decrease in merchandise margin as a percentage of net sales is a result of increased sales of domestically purchased products which generally carry a lower gross margin than imported merchandise. The increase in inventory shrinkage is due largely to higher shrinkage experienced at the Dollar Bills stores. The decrease in inbound freight arose primarily from more favorable terms negotiated with shippers and consolidators. The decrease in store occupancy costs as a percentage of net sales is a result of the comparable store net sales growth.

    As a result of the Dollar Bills acquisition in 1996, there was a shift in overall merchandise mix toward higher levels of domestic, consumable merchandise (for instance, food and health and beauty aids), which generally carry a higher merchandise cost. Management believes that changes in the overall merchandise mix arising from the acquisition are substantially complete and that the Company will continue to carry somewhat higher levels of domestic, consumable merchandise than in prior years. However, the Company expects imports to continue to account for approximately 35% to 40% of total purchases at retail.

    Selling, general and administrative expenses increased $46.0 million, or 60.5%, but decreased as a percentage of net sales to 24.7% from 25.3% during the same period. The decrease is due primarily to strengthened cost controls relating to hourly payroll at the store level. Management does not expect similar payroll cost savings in the future due to federally mandated increases in the minimum wage. During 1996, the Company's operating expenses incurred in connection with the Dollar Bills acquisition and litigation amounted to approximately $2.5 million. Depreciation and amortization expense increased $5.0 million, increasing as a percentage of net sales to 2.1% from 1.8% for 1995. Of this increase, $1.8 million related to the amortization of goodwill recognized in connection with the acquisition of Dollar Bills.

    Operating income increased $23.5 million, or 64.0%, to $60.2 million for 1996 from $36.7 million for 1995 and remained constant as a percentage of net sales at 12.2%.

    Interest expense increased $2.6 million to $5.2 million in 1996 compared to $2.6 million in 1995. This increase is a result of increased borrowing incurred in connection with the Dollar Bills acquisition. The development facility used for the acquisition was repaid prior to year end. In addition, the Company redeemed and extinguished its 9% Subordinated Notes in June 1996.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's ongoing capital requirements result primarily from capital expenditures related to new store openings and working capital requirements related to new and existing stores. The Company's working capital requirements for existing stores are seasonal in nature and typically reach their peak near the end of the third and beginning of the fourth quarter of the year. Historically, the Company has met its seasonal working capital requirements for existing stores and funded its store expansion program from internally generated funds and borrowings under its credit facilities.

    During 1995, 1996 and 1997, net cash provided by operations was $27.2 million, $39.2 million and $69.7 million, respectively. Net cash used in investing activities during the same periods was $11.6 million, $68.7 million, and $57.5 million, respectively. During 1995, net cash used in investing activities consisted primarily of capital expenditures relating to new store expansion. During 1996, $52.2 million (net of cash acquired) was used for the purchase of Dollar Bills, funded with borrowings under the Company's credit facility, in addition to capital expenditures relating to new store expansion. During 1997, net cash used in investing activities consisted primarily of capital expenditures relating to the Chesapeake Store Support Center and new store expansion. Net cash provided by financing activities during the same periods was $0.8 million, $10.1 million and $28.5 million, respectively. In 1995, the funds provided were primarily a result of the exercise of stock options granted under the Company's Stock Option Plan. In 1996, the funds provided were primarily a result of the issuance of 1,125,000 shares of common stock in a public offering completed in June and the exercise of stock options granted under the employee stock compensation plans, reduced by the repayment of subordinated debt and notes payable to banks. In 1997, net funds provided by financing activities were primarily the result of the issuance of $30 million of Senior Notes.

    The Company expects to expand by approximately 200 to 205 stores during 1998. In 1997, the average investment per new store, including capital expenditures, initial inventory and pre-opening costs, was approximately $168,000 per store. The Company's cash needs for opening new stores in 1998 are expected to total approximately $34.9 million, $19.5 million of which is budgeted for capital expenditures and $15.4 million of which is budgeted for initial inventory and pre-opening costs. The Company's total planned capital expenditures for 1998 are approximately $50 million, including approximately $20 million relating to the Olive Branch distribution center and including planned expenditures for expanded and relocated stores, additional equipment for the distribution centers and computer system upgrades.

    On September 27, 1996, the Company entered into an amended and restated credit agreement with its banks which currently provides for a $135 million unsecured revolving credit facility to be used for working capital, letters of credit and development needs, bearing interest at the agent bank's prime rate or LIBOR plus a spread, at the Company's option. As of December 31, 1997, the interest rate was approximately 6.5%. The credit agreement, among other things, requires the maintenance of certain specified ratios, restricts the amount of capital expenditures, restricts the payments of cash dividends and other distributions, limits the amount of debt, prohibits a change in control of the Company, establishes minimum beneficial ownership requirements of the founding shareholders and requires that aggregate borrowings must be paid down to a specified amount for at least 30 consecutive days at any time between December 1 and March 1 through March 1, 2000. The original maturity date of the facility was May 31, 2000, which was extended to May 31, 2002 in 1997.

    On April 30, 1997, the Company issued $30 million of 7.29% unsecured Senior Notes. The proceeds from the issuance of the Notes were used to pay down a portion of the revolving credit facility, which enabled the Company to use that credit facility to fund capital expenditures for the new Store Support Center. The Company pays interest on the Notes semi-annually on April 30 and October 30 each year and will pay principal in five equal annual installments of $6 million beginning April 30, 2000. The Note holders have the right to require the Company to prepay the Notes in full without premium upon a change of control or upon certain asset dispositions or certain other transactions by the Company. The Note agreements, among other things, prohibit certain mergers and consolidations, require the maintenance of certain specified ratios, require that the Notes rank pari passu with the Company's other debt and limit the amount of Company debt. In the event of default or a prepayment at the option of the Company, the Company is required to pay a prepayment penalty equal to a make-whole amount.

    Except for the cost of the new Olive Branch facility, the Company believes that it can adequately fund its planned capital expenditures and working capital requirements for the next several years from net cash provided by operations and availability under its credit facilities. The Company plans to borrow an additional $20 million under a proposed loan facility to fund the cost of the proposed Olive Branch distribution center. The Company believes that it will obtain the required consent from its existing lenders for the proposed loan facility.

SEASONALITY AND QUARTERLY FLUCTUATIONS

    The Company has historically experienced and expects to continue to experience seasonal fluctuations in its net sales, operating income and net income. The highest sales periods for the Company are the Christmas and Easter seasons. A disproportionate amount of the Company's net sales and a substantial majority of the Company's operating and net income are generally realized during the fourth quarter. In anticipation of increased sales activity during these months, the Company purchases substantial amounts of inventory and hires a significant number of temporary employees to bolster its permanent store staff. If for any reason the Company's net sales were below seasonal norms during the fourth quarter or Easter season, including as a result of merchandise delivery delays due to receiving or distribution problems, the Company's operating results, particularly operating and net income, could be adversely affected. Historically, net sales, operating income and net income have been weakest during the first quarter, and the Company expects this trend to continue. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including the timing of new store openings, the net sales contributed by new stores and the merchandise mix.

    Shifts in the timing of certain holidays may also have an effect on quarterly results. In 1998, the Easter holiday will fall in the second quarter instead of the first quarter, as it did in 1997. This change could have an adverse impact on comparable store net sales in the first quarter of 1998 because the Company expects that most 1998 Easter sales will occur in the second quarter.

    The following table sets forth certain unaudited results of operations for each quarter of 1996 and 1997. The unaudited information has been prepared on the same basis as the audited consolidated financial statements incorporated herein by reference and includes all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the financial data shown. The operating results for any quarter are not necessarily indicative of results for any future period. Although the Company has experienced significant increases in comparable store net sales increases historically, management expects that any increases in comparable net sales in the future will be smaller than those experienced historically.

                                                                           QUARTER ENDED
                                         ---------------------------------------------------------------------------------
                                          MAR. 31,    JUNE 30,    SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,    SEPT. 30,
                                            1996        1996        1996        1996       1997       1997        1997
                                         -----------  ---------  -----------  ---------  ---------  ---------  -----------

                                                                      (DOLLARS IN THOUSANDS)
Net sales..............................   $  84,975   $ 102,689   $ 110,588   $ 194,785  $ 117,746  $ 129,332   $ 142,386
Gross profit...........................   $  29,070   $  35,659   $  41,890   $  75,518  $  41,291  $  46,164   $  53,836
Operating income.......................   $   2,570   $   7,586   $  11,134   $  38,919  $   6,243  $  10,588   $  15,065
Stores open at end of period...........         660         686         712         737        767        812         865
Comparable store net
  sales increases......................        11.8%        1.5%        4.3%        7.6%      10.9%       8.2%        7.4%


                                         DEC. 31,
                                           1997
                                         ---------

Net sales..............................  $ 246,009
Gross profit...........................  $  97,066
Operating income.......................  $  49,898
Stores open at end of period...........        887
Comparable store net
  sales increases......................        5.5%

INFLATION

    The Company's ability to provide quality merchandise at the $1.00 price point is subject to certain economic factors which are beyond the Company's control, including inflation. Significant and unexpected increases in inflation could have a material adverse effect on the Company's business and results of operations, especially given the constraints on the Company's ability to pass on any incremental costs through price increases.

YEAR 2000 COMPLIANCE

    The Company utilizes a significant number of in-house and vendor-supplied computer software programs across its entire organization, including applications used in purchasing, distribution, retail store management, financial business systems and various administrative functions. To the extent that the Company's software applications contain source code that is unable to appropriately interpret the upcoming calendar year "2000" and beyond, some level of modification or replacement of such applications will be necessary.

    The Company has conducted a preliminary assessment of its computer systems and made inquiries regarding the computer systems of other entities with which the Company does business, such as contractors, suppliers and creditors. Management believes that the Company's internal systems, including computer programs housed on its mainframe and those used to accumulate data from its stores, are currently Year 2000 compliant. Given information known at this time about the Company's systems, management does not expect Year 2000 compliance costs to have a material adverse impact on the Company's business or results of operations. No assurance can be given, however, that unanticipated or undiscovered Year 2000 compliance problems will not have a material adverse effect on the Company's business or results of operations. In addition, if the Company's significant contractors, suppliers or creditors do not successfully achieve Year 2000 compliance, the Company's business and operations could be adversely affected.

NEW ACCOUNTING PRONOUNCEMENTS

    The Financial Accounting Standards Board has issued Statements No. 128, EARNINGS PER SHARE (SFAS 128), No. 129, DISCLOSURE OF INFORMATION ABOUT CAPITAL STRUCTURE (SFAS 129), No. 130, REPORTING COMPREHENSIVE INCOME (SFAS 130), and No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION (SFAS 131). The Company adopted SFAS 128 for the year ended December 31, 1997 and recalculated its net income per share accordingly. SFAS 129 continues the requirements to disclose certain information about an enterprise's capital structure prescribed by previous accounting standards; the Company's current disclosures are in compliance with the requirements of SFAS 129. SFAS 130 and SFAS 131 are effective for the Company beginning January 1998 and for the year ended December 31, 1998, respectively.

                                    BUSINESS

OVERVIEW

    Dollar Tree was established by J. Douglas Perry, the Company's Chairman, Macon F. Brock, Jr., the Company's President and Chief Executive Officer, and H. Ray Compton, the Company's Executive Vice President and Chief Financial Officer (the "Founders"). Messrs. Perry and Brock began their careers in the variety store business in 1969, working in a "five and dime" variety store owned by Mr. Perry's father. In 1970, they, along with Mr. Perry's father, founded K&K Toys. Under their management and that of Mr. Compton, who joined K&K Toys in 1979, K&K Toys expanded to 136 stores and was one of the largest mall-based toy retailers in the United States, based on number of stores, when it was sold in October 1991.

    In the mid 1980s, the Founders saw the opportunity to expand the variety store concept into a new type of store, the "dollar store." In the 1980s, traditional discount variety stores (such as Woolworth) were encountering increasing competition from new mass merchandisers (such as Wal-Mart) and smaller format, low price variety stores (such as Dollar General), both formats emphasizing selection and value. In November 1986, Dollar Tree Stores opened five variety stores using the $1.00 price point. From November 1986 through October 1991, the Company increased the number of stores to 171, while continuing to develop the Dollar Tree concept. During this period, Dollar Tree benefitted from the Founders' familiarity with variety store retailing and from the existing infrastructure of K&K Toys, with whom Dollar Tree shared certain operating functions and expenses.

    Following the sale of K&K Toys in 1991, the Founders focused their attention solely on Dollar Tree and effected a number of strategic changes, including (i) shifting the Company's merchandising focus away from closeout merchandise towards its current emphasis on providing selection and value in traditional variety store categories, (ii) focusing its expansion strategy on strip center locations, (iii) accelerating the Company's expansion program and (iv) improving the depth of the management team and breadth of operational controls.

    Dollar Tree has opened over 90 new stores in each of the last three years. Dollar Tree stores have been successful in major metropolitan areas, mid-sized cities and small towns with populations under 25,000, and management believes that Dollar Tree stores can perform well in a variety of locations. The Company is focusing its expansion strategy on strip center locations anchored by strong mass merchandisers such as Wal-Mart, whose target customers management believes are similar to those of Dollar Tree.

BUSINESS STRATEGY

    The Company's goal is to continue its leadership position in the $1.00 price point segment of the discount retail industry. Factors contributing to the success of the Company's operations include:

        VALUE OFFERING. Dollar Tree's management strives to exceed its customers' expectations of the range and quality of products that can be purchased for $1.00. Management believes that many of the items Dollar Tree sells for $1.00 are typically sold for higher prices elsewhere. The Company is able to offer such value in part by purchasing a substantial portion of its products directly from foreign manufacturers, allowing the Company to pass on savings to the customer. In addition, direct relationships with both domestic and foreign manufacturers permit broad product selection, customized packaging and frequently the ability to obtain larger sizes and higher package quantities.

        CHANGING MERCHANDISE MIX. The Company supplements its wide assortment of quality everyday core merchandise with a changing mix of new and exciting products, including seasonal goods, such as summer toys, back-to-school products and Christmas wrapping paper and, to a limited extent, selected closeout merchandise. Closeouts comprise no more than 15% of merchandise purchased at cost. The Company also takes advantage of the availability of lower priced, private label goods, which are comparable to national name brands.

        STRONG AND CONSISTENT STORE LEVEL ECONOMICS. The Company believes that its attractive store level economics and the flexibility of its real estate strategy provide it with a wide range of real estate opportunities and will facilitate its continued expansion. The Company's stores have historically been profitable within the first full year of operation, with an average store level operating income of approximately $163,000 (approximately 22% of net sales) for stores whose first full year of operation was 1997. In addition, the operating performance of the Company's stores has been very consistent, with over 90% of the Company's stores opened for the entire year having store level operating income margins in excess of 15% for 1997.

        COST CONTROL. Given the Company's pricing structure, Dollar Tree believes that maintaining sufficient margins and tight control over store expenses, corporate expenses and inventories is critical to its success. Dollar Tree closely manages both retail inventory shrinkage and retail markdowns of inventory, limiting each to an average of less than 2.5% of annual net sales over the last five years. In the past five years, Dollar Tree has maintained gross profit margins in the 36.5% to 37.5% range and increased its operating income margin from 11.2% (excluding recapitalization expenses) to 12.9%. In 1996, as a result of the Dollar Bills acquisition, gross profit margin was slightly impacted by a shift in merchandise mix toward higher levels of domestic, consumable merchandise (for instance, food and health and beauty aids), which generally carry a higher merchandise cost. In 1997, gross profit margin returned to levels experienced prior to the acquisition.

        EXPERIENCED RETAIL MANAGEMENT TEAM. Each of the Company's three executive officers, Macon F. Brock, Jr., J. Douglas Perry and H. Ray Compton, has between 19 and 29 years of experience in the retail industry, and they have worked together for the past 19 years. Additionally, the Company's nine Vice Presidents have significant experience in their areas of operational expertise.

GROWTH STRATEGY

    The primary factors contributing to Dollar Tree's net sales growth have been new store openings and comparable store net sales increases, as well as the January 1996 acquisition of Dollar Bills. For the five years ended December 31, 1997, net sales increased at a compound annual growth rate of 39.5% and operating income increased at a compound annual growth rate of 44.4%. Management anticipates that the primary sources of future sales growth will be new store openings and to a lesser degree sales increases from expanded and relocated stores and comparable store net sales increases. Currently, management anticipates expanding by approximately 200 to 205 stores in 1998. The Company's expansion plans include increasing its presence in its existing markets to take advantage of market opportunities and efficiencies in distribution and field management and selectively entering new markets. Management expects that any future increases in comparable store net sales will be smaller than those experienced historically, and that decreases in average net sales per square foot will occur as the average store size increases.

    Dollar Tree's real estate strategy allows the Company the flexibility of opening stores in a variety of locations. Management believes that Dollar Tree stores can perform well in strip center locations and selected mall locations. The Company is currently concentrating on strip center locations anchored by strong mass merchandisers such as Wal-Mart, Kmart and Target, whose target customers management believes are similar to those of Dollar Tree. Although strip center locations typically have lower sales per square foot, strip center locations benefit from lower total investment requirements and lower occupancy costs than mall based locations. Dollar Tree stores have been successful in major metropolitan areas such as Washington/Baltimore, mid-sized cities such as Norfolk, Virginia, and small towns with populations under 25,000. Management also believes that its stores have a relatively small shopping radius, which permits the concentration of multiple stores in a single market.

MERCHANDISING AND STORE FORMAT

    Dollar Tree's primary goal in merchandising is to offer a wide assortment of products in traditional variety store categories which exceed customer expectations of the value available for $1.00. The Company seeks to accomplish this goal by: (i) offering a balanced mix of everyday core products and changing products in traditional variety store categories, (ii) maintaining a disciplined, global purchasing program and (iii) emphasizing the effective presentation of merchandise in the stores.

    MERCHANDISE MIX. Management believes its merchandise mix differentiates Dollar Tree from other discount variety stores selling at the $1.00 price point. The Company's stores offer a well stocked selection of core and changing products within the traditional variety store categories, although the actual items and brands offered at any one time will vary. The traditional variety store categories featured in Dollar Tree stores include housewares, seasonal goods, food, toys, health and beauty aids, gifts, party goods, stationery, books, hardware and other consumer items.

    Dollar Tree utilizes seasonal merchandise and, to a limited extent, selected closeout merchandise to add to the variety and freshness in the stores' merchandise. Seasonal goods include summer toys, back-to-school products and Christmas wrapping paper. The Company purchases closeout merchandise, which management believes can be effective in generating recognized value and excitement, as opportunities present themselves, but limits the percentage of total inventory represented by closeout merchandise to less than 15%.

    When the opportunity presents itself, the Company purchases items which it prices at two for $1.00. These items provide sufficient value to the customer without compromising the Company's margin goals. These items are the only items in the store on which a price tag is used, and customers may buy only one item if desired.

    During 1996, the merchandise mix at the Dollar Bills stores was adjusted to more closely reflect the broad variety traditionally offered by Dollar Tree. In turn, the merchandise mix at the Dollar Tree stores was supplemented with increased domestic consumable products of the type normally carried at the Dollar Bills stores.

    PURCHASING. Management believes that its disciplined purchasing program, its relationships with its suppliers and the exclusive focus of its buying power at the $1.00 price point contribute to its successful purchasing strategy. Dollar Tree believes that offering perceived as well as real value to its customers while maintaining target merchandise margins in its purchasing program is critical to its success.

    The Company purchases merchandise from 650 to 750 vendors annually, buying both directly from manufacturers and indirectly from trading companies and brokers. No vendor accounted for 10% or more of total merchandise purchased in any of the last five calendar years. New vendors are used frequently to offer competitive, yet varied, product selection and to maintain high levels of value.

    The Company deals with its suppliers principally on an order-by-order basis and has no long-term purchase contracts or other contractual assurance of continued supply or pricing. While there can be no assurance of a continuing and increasing supply of quality merchandise suitable to be priced by the Company at $1.00, management believes that such merchandise will be available in sufficient quantities to meet the Company's plans for future growth.

    In 1996 and 1997, the Company imported approximately 32% and 34%, respectively, of its merchandise based on cost and approximately 35% and 38%, respectively, of its merchandise based on retail, directly from vendors located abroad, primarily in Hong Kong and Taiwan (through which the Company's Chinese imports flow), Thailand, Italy, Mexico and Indonesia. The Company expects imports to continue to account for approximately 35% to 40% of total purchases at retail. In addition, the Company believes that a substantial portion of the goods the Company purchases from domestic vendors is indirectly imported from foreign countries. China is the source for a substantial majority of the Company's direct imports and, the Company believes, is also the largest source of its indirect imports. See "Risk Factors-- Risks Associated with Imports."

    VISUAL MERCHANDISING. Management believes that the presentation of its merchandise is critical to communicating value and excitement to its customers. Stores are attractively designed with the use of vibrant colors, uniform decorative signage and supportive accent lighting. The stores are bright and carpeted and provide background music, helping to create an inviting atmosphere for shoppers. Dollar Tree uses a variety of very adaptable merchandising fixtures, including slat walls, bins and shelving, and adjustable gift displays to allow flexibility and the shifting of the merchandise mix to feature seasonal merchandise. Some of these fixtures have been specifically designed for Dollar Tree, such as the customized shelf display designed to promote the store's porcelain gift products at the front of the stores. Dollar Tree maintains a Field Merchandising and Store Opener Group to coordinate visual presentation in stores throughout the chain and expedite the store opening process. The Company relies on attractive exterior signage and in-store merchandising as its primary form of advertising and generally does not utilize other forms of advertising.

    Merchandise is displayed in densely stocked bins and shelves and organized by category according to a standard store layout plan used throughout the chain. The wide variety, value and freshness of merchandise at the $1.00 price point and lively appearance of the store create excitement for customers that management believes results in high store traffic, high sales volume and an environment which encourages "impulse" purchases. Night stocking and "recovery" of the stores help maintain the stores' clean and neat appearance as well as ensure that the maximum amount of merchandise is displayed, particularly in the busy fourth quarter. The size of the store, standard layout, merchandising by category, pricing structure and convenient locations combine for a time efficient shopping experience for the customer.

    Centralized check-out at the front of the store and the even-dollar pricing policy ensure that customers are not kept waiting. The Company does not have a point-of-sale system, and credit cards are not accepted.

SITE SELECTION AND STORE LOCATIONS

    The Company maintains a disciplined, cost sensitive approach to site selection, favoring strip centers and selected enclosed malls. In the last five years, Dollar Tree has opened primarily strip center based stores, which have historically required lower initial capital investment and generated higher operating margins than mall stores. The Company favors opening new stores in strip center locations anchored by strong mass merchandisers such as Wal-Mart, Kmart and Target, whose target customers management believes are similar to those of Dollar Tree. The Company has also begun to open more stores in neighborhood centers anchored by large grocery retailers. Dollar Tree stores have been successful in major metropolitan areas, mid-sized cities and small towns with populations under 25,000, and management believes that Dollar Tree stores can perform well in a variety of locations. Management believes that its stores have a relatively small shopping radius, which permits the concentration of multiple stores in a single market. The Company's ability to open new stores is contingent upon, among other factors, locating suitable sites and negotiating favorable lease terms.

    The prototype for Dollar Tree stores is currently between 4,000 to 4,500 square feet per store, of which approximately 85% to 90% represents selling space. This represents a substantial increase over the company-wide average of approximately 3,500 square feet per store prior to the introduction of the current prototype.

    As of December 31, 1997, Dollar Tree operated 887 stores in 26 states, 652 of which were located in strip centers (including certain non strip-center, urban based Dollar Bills stores) and 235 of which were located in malls. Of the strip center based stores, 256 were located in strips with Wal-Mart, 75 with Kmart and 48 with Target.

    The Company currently leases all of its existing store locations and expects that its policy of leasing rather than owning will continue as it expands. The Company's leases typically provide for a short initial lease term with options on the part of the Company to extend. Management believes that this lease strategy enhances the Company's flexibility to pursue various expansion and relocation opportunities resulting from changing market conditions. The Company's ability to open new stores is contingent upon locating satisfactory sites, negotiating favorable leases, obtaining necessary financing and recruiting and training additional qualified management personnel.

    As current leases expire, the Company believes that it will be able either to obtain lease renewals if desired for present store locations, or to obtain leases for equivalent or better locations in the same general area. To date, the Company has not experienced difficulty in either renewing leases for existing locations or securing leases for suitable locations for new stores. A substantial number of the Company's store leases contain certain provisions related to changes in control of the Company. These provisions may arguably be applicable in a substantial number of the Company's leases as a result of the 1993 Recapitalization, and may be applicable in a small number of additional leases as a result of the prior public offerings of the Company's common stock and this offering. Many of the Company's leases contain provisions with which the Company does not comply, including provisions requiring purchase of insurance upon leasehold improvements and/or property located in the stores, requiring the Company to advertise or prohibiting the Company from operating another store within a specified radius. Based primarily on the Company's belief that it maintains good relations with its landlords, that most of its leases are at market rents, and that it has historically been able to secure leases for suitable locations, management believes that these provisions will not have a material adverse effect on the business or financial position of the Company.

FIELD MANAGEMENT AND PERSONNEL

    Management believes its philosophy of providing strong field and store management is an integral element of delivering value to its customers. The Company maintains a highly trained and well managed staff to ensure that all stores are continuously well maintained and tightly controlled and to provide the best possible customer service. The field organization is directed by the Senior Vice President, Sales and Operations, assisted by two Directors of Sales and Operations and eight Regional Managers, who in turn oversee numerous District Managers. The corporate office is home of "Dollar Tree University," where field and store managers receive extensive training.

    Each store typically employs a manager, two assistant managers and 4 to 20 sales associates, most of whom are part-time. Additional temporary personnel are typically hired to assist the stores with increased store traffic and sales volume in the fourth quarter. Store managers are responsible for the operations of individual stores, including recruiting and hiring store personnel, communicating financial results nightly and coordinating with the distribution staff on ordering, receiving and displaying weekly shipments.

    Management believes its compensation and benefit programs are a key element in attracting and retaining qualified field management and store personnel and in obtaining a high degree of dedication from employees to their jobs. To motivate the Company's field organization, Dollar Tree has in place bonus plans for certain groups, including Regional Managers, Field Merchandisers, District Managers, Store Managers and Associate Store Managers. Compensation under the various bonus plans are based on a variety of factors which vary between plans. These factors include comparable store sales, overall sales performance, inventory shrinkage levels, payroll and net income. Eligible employees may participate in the Company's Employee Stock Purchase Plan and its 401(k) and profit sharing plan. In addition, medical and dental insurance are available to eligible employees.

WAREHOUSING AND DISTRIBUTION

    Warehousing and distribution are managed centrally by the Company from its corporate headquarters, which is located on the same site as its Chesapeake distribution center. The Company views maintaining strong warehousing and distribution support for its stores as a critical element of its expansion strategy and its ability to maintain a low cost operating structure. As the Company continues its expansion, it intends to open new units in regions around its distribution centers.

    The Chesapeake distribution center consists of 400,000 square feet; the Memphis distribution center encompasses 244,000 square feet; and the Chicago distribution center comprises 250,000 square feet. The Company believes its distribution centers have the capacity to service 1,600 stores. The Company owns its Chesapeake Store Support Center, constructed in 1997, and continues to lease its former Norfolk distribution center. The lease expires in June 2004. The distribution center in Memphis is also leased; this lease expires in September 2004, with four additional five-year terms available. Additionally, the Company leases the Chicago distribution center; this lease expires in June 2005, with certain options to renew.

    The Company recently replaced its Norfolk distribution facility and headquarters with a new Store Support Center, located in Chesapeake, Virginia, consisting of a distribution center and headquarters facility. The new distribution center contains advanced materials handling technologies, including a new automated conveyor and sorting system, radio-frequency inventory tracking equipment, improved racking and specialized information systems designed to improve inventory movement and controls. The distribution facility became operational in January 1998. The distribution center is currently servicing 235 stores, and management anticipates it will service more than 500 stores by the end of 1998, with an expected ultimate capacity of 800 stores.

    In February 1998, the Company contracted to purchase approximately 43 acres of land in Olive Branch, Mississippi, for the purpose of building a new distribution center to replace the existing facility located in Memphis, Tennessee. The new facility will be modeled after the recently completed Chesapeake distribution center and will contain similar advanced materials handling technologies. The Olive Branch facility will be approximately 425,000 square feet and is expected to require an investment of approximately $20 million. Management believes that, upon completion of this facility, the Company's capacity to service stores will increase to approximately 2,000 stores. The Company believes that the facility will be operational in early 1999. There can be no assurance, however, that delays will not be experienced in opening the distribution center, or that complications will not be experienced in its operation, including the integration of the new automated conveyor and sorting system. Any such delays or complications may result in significant interruption in the distribution of merchandise and materially adversely affect the Company's business and results of operations. See "Risk Factors--Risks Associated with New Distribution Centers," "Risk Factors--Disruptions in Receiving and Distribution" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

    Substantially all of the Company's inventory is shipped directly from suppliers to the Company's distribution centers. Dollar Tree's substantial distribution center capacity allows the Company to receive manufacturers' early shipment discounts and buy large quantities of goods at favorable prices. In addition, during the past several years the Company has utilized offsite facilities to accommodate large shipments of seasonal merchandise. Since the distribution centers maintain back-up inventory and provide weekly delivery to each store, in-store inventory requirements are reduced and the Company is able to operate with smaller stores than would otherwise be required. Since many stores are limited in size, off-hours stocking, as well as off-site storage space, is utilized to support the store's inventory turnover, particularly during the busy fourth quarter.

    Distribution to the stores is centrally controlled by the Company's distribution group. The Company's merchandise replenishment software generates distribution models that can be based on variables such as store volume and certain demographic and physical characteristics of the stores. Each store has a weekly and monthly budgeted inventory requirement based on its projected sales for the year and its existing inventory levels. Stores receive weekly shipments of merchandise from distribution centers based on their anticipated inventory requirements for each week and communication via telephone or electronic mail between store managers and the distribution group. The Company has the ability to make two weekly deliveries to high volume stores during the busy Christmas season.

    The Company's distribution fleet consists of 21 leased tractors and 60 owned or leased trailers. The majority of the Company's inventory is delivered to the stores by contract carriers. The Company fleet is used in freight lanes which allow backhauls of merchandise from suppliers to its distribution centers and to service stores located near distribution centers. The Company is continuously looking for opportunities to reduce its freight and distribution costs and periodically evaluates various delivery options.

MANAGEMENT INFORMATION SYSTEMS

    The Company's management information systems allow it to monitor its merchandising, inventory, distribution and operating expenses centrally at its Chesapeake headquarters. These systems allow the Company to support its stores efficiently, manage inventory turnover, and provide detailed financial reporting to support management's operational decisions and cost control efforts. The Company does not have a point-of-sale system. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

COMPETITION

    The retail industry is highly competitive. The Company's competitors include mass merchandisers (such as Wal-Mart), discount stores (such as Dollar General), variety stores (such as Woolworth), closeout stores (such as Odd Lots and Big
Lots) and other $1.00 price point stores. In January 1996, the Company acquired all of the stock of one of its competitors, Dollar Bills. Several of the largest operators of discount stores at the $1.00 price point (or their parent companies) have filed for or emerged from bankruptcy protection in U.S. bankruptcy court and have closed a number of their stores, while others have liquidated in bankruptcy, abandoned the $1.00 price point concept, and/or reconfigured their stores. The Company expects to face increased competition in the future which could have an adverse effect on its financial results.

TRADEMARKS

    The Company is the owner of Federal service mark registrations for "Dollar Tree," the "Dollar Tree" logo, "1 Dollar Tree" together with the related design, and "One Price . . . One Dollar," each of which expires in 2003 or later. A small number of the Company's stores operate under the name "Only $1.00," for which the Company has not obtained a service mark registration; if it were required to change the name of these stores, the Company does not believe that this would have a material adverse effect on its business. Additionally, with the acquisition of Dollar Bills in January 1996, the Company became the owner of various Federal service mark registrations, including a concurrent use registration for "Dollar Bill$" and the related logo which expire in 2005. During 1997, the Company acquired the rights to use trade names previously owned by Everything's A Dollar, a former competitor in the $1.00 price point industry. Several trade names were included in the purchase, including the marks "Everything's $1.00," the registration of which is pending, and "The Dollar Store," the registration of which expires in 2001. The Company also occasionally uses various brand names under which it markets products, although management believes that these brand names are not material to the Company's operations.

EMPLOYEES

    The Company employed approximately 13,000 employees at December 31, 1997, approximately 3,200 of whom were full-time and 9,800 part-time. The number of part-time employees fluctuates depending on seasonal needs. None of the Company's employees are currently represented by a labor union. On March 31, 1994 and March 20, 1996, the employees of the Company's Norfolk distribution center voted against union representation by the International Brotherhood of Teamsters in elections certified by the National Labor Relations Board. Within the last several months, the Teamsters have actively attempted to organize the Company's employees at its Chesapeake and Chicago distribution centers. There can be no assurance that the Company's employees at any of its three distribution centers will not in the future elect to be represented by a union. The Company considers its relationship with employees to be good and has not experienced significant interruptions of operations due to labor disagreements.

LEGAL PROCEEDINGS

    The Company is engaged in a dispute with the former owners of Dollar Bills and is subject to potential product liability claims. See "Risk Factors--Legal Proceedings." The Company is also a party to ordinary routine litigation and proceedings incidental to its business, including certain matters which may occasionally be asserted by the Consumer Product Safety Commission, none of which is individually or in the aggregate material to the Company.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN KEY PERSONNEL

    The following table sets forth certain information with respect to directors, executive officers and certain key personnel of the Company:

DIRECTORS AND EXECUTIVE OFFICERS        AGE                            OFFICE
----------------------------------      ---      --------------------------------------------------

Macon F. Brock, Jr.                         55   President and Chief Executive Officer; Director
J. Douglas Perry                            50   Chairman of the Board; Director
H. Ray Compton                              55   Executive Vice President and Chief Financial
                                                   Officer; Director
John F. Megrue                              39   Vice Chairman of the Board; Director
Allan W. Karp                               43   Director
Thomas A. Saunders, III                     61   Director
Alan L. Wurtzel                             64   Director
Frank Doczi                                 60   Director

CERTAIN KEY PERSONNEL

Thomas J. Bowyer                            38   Senior Vice President, Sales and Operations
Frederick C. Coble                          36   Senior Vice President, Finance
K. Bryan Bagwell                            38   Vice President, Merchandise
Robert G. Gurnee                            38   Vice President, Real Estate
G. Zeb Holt                                 49   Vice President, Corporate Development
Charles S. Murray                           49   Vice President, Human Resources
Darcel L. Stephan                           40   Vice President, Information Systems
Stephen W. White                            43   Vice President, Logistics

DIRECTORS AND EXECUTIVE OFFICERS

    MACON F. BROCK, JR. has been Chief Executive Officer of the Company since 1993 and a Director and President of the Company since 1986 when he founded the Company with Mr. Perry and Mr. Compton. He also serves on the Board of Directors for First Union National Bank of Virginia/Maryland/Washington, D.C. Mr. Brock directs the overall operations of the Company which include purchasing, merchandising, logistics and distribution and store operations. Until 1991, he was employed in a similar role with K&K Toys. Mr. Brock has 29 years of retail experience. Mr. Brock graduated from Randolph Macon College, served in the U.S. Marine Corps as a Captain and was a special agent for U.S. Naval Intelligence.

    J. DOUGLAS PERRY has been a Director and Chairman of the Board of the Company since 1986 when he founded the Company with Mr. Brock and Mr. Compton. Mr. Perry intends to reduce his day to day responsibilities with the Company in the near future. However, he will continue his active role as Chairman and Director. He also serves on the Board of Directors of Old Dominion Trust Company. Until 1991, he was an executive officer of K&K Toys which he, along with Mr. Brock, Mr. Compton and Mr. Perry's father, built from its original single store to 136 stores. Mr. Perry has 29 years of retail experience. Mr. Perry attended Old Dominion University.

    H. RAY COMPTON has been a Director, Executive Vice President and Chief Financial Officer of the Company since 1986 when he founded the Company with Mr. Perry and Mr. Brock. He is responsible for finance, maintenance of credit facilities, cash management, information systems and human resources. He also serves on the Board of Directors of Hibbett Sporting Goods, Inc. From 1979 until 1991 Mr. Compton was employed in a similar role with K&K Toys. Prior to 1979, he was associated for 15 years with a manufacturing company in various accounting and management positions. Mr. Compton graduated from Phillips Business College.

    JOHN F. MEGRUE has been a Director and Vice Chairman of the Board of the Company since September 1993. He also serves as Chairman of the Board and a director of Hibbett Sporting Goods, Inc. and a director of The Children's Place Retail Stores, Inc. Mr. Megrue has been a partner of SKM Partners, L.P., which serves as the general partner of Saunders Karp & Megrue and the Fund, since 1992. From 1989 to 1992 Mr. Megrue served as a Vice President and Principal at Patricof & Co. and prior thereto he served as a Vice President at C.M. Diker Associates. Mr. Megrue received a B.S. in mechanical engineering from Cornell University and an M.B.A. from the Wharton School.

    ALLAN W. KARP has been a Director of the Company since September 1993. Mr. Karp has been a partner of SKM Partners, L.P., which serves as the general partner of Saunders Karp & Megrue and the Fund, since 1990. Before founding Saunders Karp & Megrue, Mr. Karp was a Principal in the Merchant Banking Department at Morgan Stanley & Co., where he began in the firm's Mergers and Acquisitions Department in 1983. Mr. Karp graduated from M.I.T.'s Sloan School of Management with a Masters of Science degree in Management.

    THOMAS A. SAUNDERS, III, has been a Director of the Company since September 1993. He also serves on the Board of Directors of Hibbett Sporting Goods, Inc. Mr. Saunders has been a partner of SKM Partners, L.P., which serves as the general partner of Saunders Karp & Megrue and the Fund, since 1990. Before founding Saunders Karp & Megrue, Mr. Saunders served as a Managing Director of Morgan Stanley & Co. from 1974 to 1989. Mr. Saunders is the Vice President of the Board of Visitors of the Virginia Military Institute. He is also a Trustee of the University of Virginia's Darden Graduate School of Business Administration. Mr. Saunders is a Trustee of The Thomas Jefferson Memorial Foundation (Monticello) and Vice Chairman and Trustee of the Cold Spring Harbor Laboratory. Mr. Saunders received a B.S. in electrical engineering from the Virginia Military Institute in 1958 and an M.B.A. from the University of Virginia's Darden Graduate School of Business in 1967.

    ALAN L. WURTZEL has been a Director of the Company since April 1995. Mr. Wurtzel serves as the Vice Chairman of the Board of Circuit City Stores, Inc. ("Circuit City"), a large consumer electronics retailing chain. From 1986 to 1994, he served as Chairman of the Board of Circuit City. Prior to 1986, he served in several other capacities with Circuit City, including Chief Executive Officer (1973 to 1986). From December 1986 to April 1988, he served as President of Operation Independence, a non-profit organization. Mr. Wurtzel was a director of Office Depot, Inc. from 1989 to 1996. Mr. Wurtzel has 31 years of retail experience. He is a graduate of Oberlin College and Yale Law School.

    FRANK DOCZI has been a Director of the Company since May 1995. Mr. Doczi currently serves as Special Advisor to the Chairman of Hechinger Company. Prior to that appointment, he served as the President and Chief Executive Officer of Home Quarters Warehouse, Inc. ("HQ"), a subsidiary of Hechinger Company, from 1988 until 1995. Mr. Doczi had been with HQ since its inception in 1984. He also served as a member of the Management Committee for the Hechinger Company. Prior to Mr. Doczi's association with HQ, he spent seven years with Moore's, a chain of home centers operated by Evans Products Company, where he was the Senior Vice President, General Merchandise Manager. Mr. Doczi attended Rutgers University.

    Mr. Brock is married to Mr. Perry's sister. There are no additional family relationships among the Directors and executive officers.

CERTAIN KEY PERSONNEL

    THOMAS J. BOWYER became Senior Vice President, Sales and Operations, of the Company in January 1995 and prior thereto served as Vice President, Sales and Operations from July 1991. Prior thereto, he served as Director of Sales and Operations of Dollar Tree from August 1989. His previous work experience includes positions as a district manager with K&K Toys from 1988 and in the grocery business, and store management positions with Circus World and Kay-Bee Toy Stores.

    FREDERICK C. COBLE became Senior Vice President, Finance, of the Company in January 1997 and prior thereto served as Vice President, Controller, of the Company since December 1991. Mr. Coble also, prior to joining the Company in December 1989, served as Internal Audit Manager with Royster Company, a manufacturing company, and as Audit Manager for KPMG Peat Marwick LLP. Mr. Coble graduated from the University of Virginia in 1982 and is a Certified Public Accountant.

    K. BRYAN BAGWELL became Vice President, Merchandise, of the Company in September 1993. Prior thereto, Mr. Bagwell served as Merchandise Manager for Dollar Tree from March 1993 to September 1993 and as a buyer for the Company from October 1991 to March 1993. Before joining the Company, Mr. Bagwell worked for K&K Toys from 1977 to October 1991, starting as a distribution center associate and leaving as a senior buyer.

    ROBERT G. GURNEE became Vice President, Real Estate, of the Company in November 1997. Previously, he served as Director of Real Estate from July 1995 to November 1997 and as Director of Budgeting and Analysis from January 1994 to July 1995. Before joining the Company, Mr. Gurnee was employed as Project Development Manager and as Controller for Armada/Hoffler Enterprises and Goodman, Segar, Hogan, Hoffler from 1986 to 1993. From 1982 to 1986, Mr. Gurnee was employed as Tax Supervisor for KPMG Peat Marwick LLP. Mr. Gurnee is a graduate of the University of Virginia and is a Certified Public Accountant.

    G. ZEB HOLT joined the Company in February 1998 as Vice President, Corporate Development. Before joining the Company, he was an Executive Vice President with Signet Banking Corporation where he served on the executive steering committee and was responsible for managing general bank operations, retail delivery and corporate cash management services. During his 18 years at Signet, he managed commercial and consumer lending and credit risk services and served as Regional Executive for the Hampton Roads region from 1987 to 1991. Mr. Holt graduated from Randolph-Macon College in 1971 and received his M.B.A. from Virginia Polytechnical Institute in 1978.

    CHARLES S. MURRAY became Vice President, Human Resources, of the Company in January 1998. Previously, he served as Director of Human Resources since May 1997. Before joining the Company, Mr. Murray worked as Vice President, Human Resources, for McCrory Corporation from 1996 to 1997. Prior work experience also includes Director, Human Resources, for Woolworth Corporation, and Vice President for Afterthoughts, a retail company. Mr. Murray graduated from the University of Dayton in 1971.

    DARCEL L. STEPHAN became Vice President, Information Systems, of the Company in September 1989. Prior thereto, she served as Data Processing Director from February 1987 to September 1989. Before joining the Company, Ms. Stephan worked for K&K Toys as Data Processing Supervisor from December 1980 to February 1987. Ms. Stephan previously worked as a programmer/analyst with Haynes Furniture, a furniture retailer, and C. Lloyd Johnson, a distributor of manufactured goods.

    STEPHEN W. WHITE became Vice President, Logistics in December 1995 after having joined the Company in June 1994 as Director of Transportation and Distribution. Prior to joining the Company, he served as Director of Transportation and Distribution Planning for Ames Department Stores from July 1986 to June 1994. His previous work experience included various transportation and supply positions with a number of companies, including Shell Oil Company and Eastern Airlines. Mr. White graduated from Northeastern University in 1978.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth certain information regarding the beneficial ownership as of February 28, 1998 of the Common Stock by (i) each of the Directors, (ii) each of the executive officers, (iii) all current Directors and executive officers as a group, (iv) each other person who has reported beneficial ownership of more than 5% of the outstanding Common Stock and (v) each other Selling Shareholder. The address of each Director and executive officer of the Company is c/o Dollar Tree Stores, Inc., 500 Volvo Parkway, Chesapeake, Virginia 23320.

                                                                                                BENEFICIAL
                                                       BENEFICIAL OWNERSHIP                      OWNERSHIP
                                                        BEFORE OFFERING(1)                   AFTER OFFERING(1)
                                                      -----------------------               -------------------
                                                                                  SHARES
                                                         SHARES       PERCENT   OFFERED(2)    SHARES    PERCENT
                                                      -------------   -------   ----------  ----------  -------

DIRECTORS AND EXECUTIVE OFFICERS
J. Douglas Perry....................................      3,074,749(3)   7.69%    156,000    2,429,742    6.08%
Macon F. Brock, Jr..................................      3,348,988(4)   8.37%    100,000    2,947,650    7.37%
H. Ray Compton......................................        574,648(5)   1.46%     80,000      374,648    *
John F. Megrue......................................      8,086,690(6)  19.72%     --        5,324,076   12.98%
Allan W. Karp.......................................      8,075,692(7)  19.69%      4,565    5,324,077   12.98%
Thomas A. Saunders, III.............................      8,165,692(8)  19.91%     --        5,389,077   13.05%
Alan L. Wurtzel.....................................         43,500(9)   *         --           43,500    *
Frank Doczi.........................................         34,875(10)   *        --           34,875    *

All current Directors and executive
  officers of the Company (8 persons)...............     15,280,230    35.58%     340,565   11,237,141   26.17%

OTHER 5% SHAREHOLDERS
The SK Equity Fund, L.P.............................      8,062,302(11)  19.66% 2,747,050    5,315,252   12.96%
  Two Greenwich Plaza
  Suite 100
  Greenwich, Connecticut 06830
Putnam Investment, Inc..............................      3,274,563(12)   8.36%    --        3,274,563    8.36%
  One Post Office Square
  Boston, Massachusetts 02109
Baron Capital Group, Inc............................      2,705,825(13)   6.91%    --        2,705,825    6.91%
  767 Fifth Avenue, 24th Floor
  New York, New York 10153
Provident Investment Counsel, Inc...................      2,611,059(14)   6.67%    --        2,611,059    6.67%
  300 N. Lake Avenue, Suite 1001
  Pasadena, California 91101
Pilgrim, Baxter & Associates, Ltd...................      2,549,679(15)   6.51%    --        2,549,679    6.51%
  825 Duportail Rd.
  Wayne, Pennsylvania 19087

OTHER SELLING SHAREHOLDERS
Joan P. Brock.......................................      1,187,421(16)   3.03%   100,000    1,087,421    2.78%
Patricia W. Perry...................................      1,487,898(17)   3.80%   356,000    1,131,898    2.89%
Christopher K. Reilly...............................      8,064,974(18)  19.67%       911    5,317,013   12.97%
Robert C. Miller and J. Douglas Perry, as Trustees
  for Joseph C. Perry Descendants Trust.............        475,907(19)   1.21%   160,000      315,907    *
Robert C. Miller and J. Douglas Perry, as Trustees
  for Brandon D. Perry Descendants Trust............        475,907(19)   1.21%   160,000      315,907    *
Robert C. Miller and J. Douglas Perry, as Trustees
  for Laura Paige Perry Descendants Trust...........        475,905(20)   1.21%   160,000      315,905    *
Robert C. Miller and J. Douglas Perry, as Trustees
  for the Joseph C. Perry Trust.....................          3,002     *           3,002       --        --
Robert C. Miller and J. Douglas Perry, as Trustees
  for the Brandon D. Perry Trust....................          3,002     *           3,002       --        --
Robert C. Miller and J. Douglas Perry, as Trustees
  for the Laura Paige Perry Trust...................          3,003     *           3,003       --        --

                                                                                                BENEFICIAL
                                                       BENEFICIAL OWNERSHIP                      OWNERSHIP
                                                        BEFORE OFFERING(1)                   AFTER OFFERING(1)
                                                      -----------------------               -------------------
                                                                                  SHARES
                                                         SHARES       PERCENT   OFFERED(2)    SHARES    PERCENT
                                                      -------------   -------   ----------  ----------  -------
Robert C. Miller and Macon F. Brock, as Trustees for
  the Kathryn P. Brock Descendants Trust............        454,691(19)   1.15%   100,446      354,245    *
Robert C. Miller and Macon F. Brock, as Trustees for
  the Macon F. Brock III Descendants Trust..........        454,691(19)   1.15%   100,446      354,245    *
Robert C. Miller and Macon F. Brock, as Trustees for
  the Christine B. McCammon Descendants Trust.......        454,690(20)   1.15%   100,446      354,244    *
James P. Compton, as Trustee of the Bryan Compton
  Trust.............................................         30,784     *          10,000       20,784    *
James P. Compton, as Trustee of the Mark Compton
  Trust.............................................         30,784     *          10,000       20,784    *
James P. Compton, Trustee of the Brymar Descendants
  Trust.............................................        354,502(21)   *       100,000      254,502    *
Melanie K. Berman, Custodian for Kyle Galbreath
  Megrue............................................          6,694(22)   *         2,282        4,412    *
Melanie K. Berman, Custodian for Christopher
  Galbreath Megrue..................................          6,694(22)   *         2,282        4,412    *
Thomas A. Saunders, III and Joanne S. Berkley, as
  Trustees for the Saunders Dollar Tree Trust.......         13,390(23)   *         4,565        8,825    *
John F. Megrue, as Trustee for The Megrue 1997
  CRT...............................................         11,000(24)   *        11,000       --        --
Ivor Foundation.....................................         25,000(24)   *        25,000       --        --

------------------------------

  * less than 1%

 (1) As used in this table "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed as of any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days after such date. Any security that any person named above has the right to acquire within 60 days is deemed to be outstanding for purposes of calculating the ownership percentage of such person, but is not deemed to be outstanding for purposes of calculating the ownership percentage of any other person. The Company has issued warrants to acquire 3,723,266 shares of Common Stock (the "Warrant Shares"), all of which are currently exercisable.

 (2) This table assumes no exercise of the Underwriters' over-allotment option to purchase up to 675,000 shares of Common Stock. If the Underwriters exercise this option in whole, the Selling Shareholders will sell additional shares in the following respective amounts: Allan W. Karp, 1,101 shares; The SK Equity Fund, L.P., 671,476 shares; Christopher K. Reilly, 220 shares; Melanie K. Berman, Custodian for Kyle Galbreath Megrue, 551 shares; Melanie
    K. Berman, Custodian for Christopher Galbreath Megrue, 551 shares; Thomas A. Saunders, III and Joanne S. Berkley, as Trustees for the Saunders Dollar Tree Trust, 1,101 shares. A partial exercise of this option would reduce these amounts pro rata.

 (3) Includes 598,992 shares and 837,734 Warrant Shares owned by trusts for the benefit of certain Perry family members, of which Mr. Perry is a trustee, and 106,400 shares owned by a private foundation over which Mr. Perry and his wife, Patricia W. Perry, exercise shared control, but excludes 1,381,498 shares owned by Patricia W. Perry.

 (4) Includes 862,257 shares and 837,734 Warrant Shares owned by trusts for the benefit of certain Brock family members, of which Mr. Brock is a trustee, but excludes 1,187,421 shares owned by Mr. Brock's wife, Joan P. Brock.

 (5) Includes 229,905 shares and 186,165 Warrant Shares owned by trusts for the benefit of certain Compton family members, over which Mr. Compton may indirectly exercise investment or voting power, but excludes 37,500 shares owned by Mr. Compton's wife, Jean T. Compton.

 (6) Represents 10,352 shares and 3,036 Warrant Shares owned by Mr. Megrue's sister as Custodian for his children. Also includes 6,210,386 shares and 1,851,916 Warrant Shares owned by The SK Equity Fund, L.P. Mr. Megrue is a general partner of the general partner of The SK Equity Fund, L.P. Gives effect to the anticipated indirect transfers of 90,000 shares from The SK Equity Fund, L.P. to Thomas A. Saunders, III; 25,000 shares from Mr. Saunders to the Ivor Foundation; and 11,000 shares from The SK Equity Fund, L.P. to Mr. Megrue as trustee of The Megrue 1997 CRT. See note (11). Mr. Saunders' beneficial ownership includes 25,000 shares to be owned by the Ivor Foundation, over which he may exercise investment or voting control, and Mr. Megrue's beneficial ownership includes the 11,000 shares to be owned by him as trustee of The Megrue 1997 CRT upon the completion of such transfers.

 (7) Includes 6,210,386 shares and 1,851,816 Warrant Shares owned by The SK Equity Fund, L.P., and 3,037 Warrant Shares owned by Mr. Karp. Mr. Karp is a general partner of the general partner of The SK Equity Fund, L.P. Gives effect to the anticipated indirect transfers of 90,000 shares from The SK Equity Fund, L.P. to Mr. Saunders; 25,000 shares from Mr. Saunders to the Ivor Foundation; and 11,000 shares from The SK Equity Fund, L.P. to Mr. Megrue as trustee of The Megrue 1997 CRT. See note (11).

                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

------------------------------

(FOOTNOTES CONTINUED FROM PREVIOUS PAGE)

 (8) Represents 10,353 shares and 3,037 Warrant Shares owned by an irrevocable trust for the benefit of certain Saunders family members, of which Mr. Saunders is a trustee. Also includes 6,210,386 shares and 1,851,916 Warrant Shares owned by The SK Equity Fund, L.P. Mr. Saunders is a general partner of the general partner of The SK Equity Fund, L.P. Gives effect to the anticipated indirect transfers of 90,000 shares from The SK Equity Fund, L.P. to Mr. Saunders; 25,000 shares from Mr. Saunders to the Ivor Foundation; and 11,000 shares from The SK Equity Fund, L.P. to Mr. Megrue as trustee of The Megrue 1997 CRT. See note (11). Mr. Saunders' beneficial ownership includes the 25,000 shares to be owned by the Ivor Foundation upon the completion of such transfers.

 (9) Includes 8,625 shares held in a revocable trust of which Mr. Wurtzel is a trustee and 34,875 shares issuable upon exercise of certain stock options granted to Mr. Wurtzel pursuant to The Dollar Tree Stores, Inc. Stock Incentive Plan.

(10) Includes 34,875 shares issuable upon exercise of certain stock options granted to Mr. Doczi pursuant to The Dollar Tree Stores, Inc. Stock Incentive Plan.

(11) Includes 1,851,916 Warrant Shares. Messrs. Megrue, Saunders, Karp and Reilly as general partners of the general partner of The SK Equity Fund, L.P., may be deemed to have beneficial ownership of shares held by The SK Equity Fund, L.P. and the shares and Warrant Shares held by The SK Equity Fund, L.P. have been attributed to them in the table above. Gives effect to the anticipated indirect transfers of 90,000 and 11,000 shares from The SK Equity Fund, L.P. to Thomas A. Saunders, III and John F. Megrue, respectively, as general partners of the general partner of The SK Equity Fund, L.P. Also gives effect to the anticipated transfers of the 25,000 shares from Mr. Saunders to the Ivor Foundation and of the 11,000 shares from Mr. Megrue to himself as trustee of The Megrue 1997 CRT. These anticipated transfers are expected to occur after March 18, 1997 and before the closing of this offering. See notes (6), (7) and (8) above, and note
    (24) below.

(12) Includes shares held or controlled by Putnam Investments, Inc. ("PI") and its affiliates including Marsh & McLennan Companies, Inc., PI's parent holding company, and Putnam Investment Management, Inc. and The Putnam Advisory Company, Inc., investment advisors and subsidiaries of PI. Based on
    Schedule 13G filed by PI on January 20, 1998.

(13) Includes shares held or controlled by Baron Capital Group, Inc., a parent holding company ("BCG"), and its affiliates including BAMCO, Inc. and Baron Capital Management, Inc., registered investment advisors, and Baron Asset Fund, a registered investment company. Ronald Baron owns a controlling interest in BCG. Based on Schedule 13G filed by BCG on February 18, 1998.

(14) Includes shares held or controlled by Provident Investment Counsel, Inc., a registered investment advisor ("PIC"), and its affiliates including United Asset Management Holdings, PIC's parent ("UAMH"), and UAMH's parent, United Asset Management Corporation. Based on Schedule 13G/A filed by PIC on February 10, 1998.

(15) Includes shares held or controlled by Pilgrim, Baxter & Associates, Ltd., a registered investment advisor ("Pilgrim") and its affiliates. Based on
    Schedule 13G/A filed by Pilgrim on February 12, 1998.

(16) Does not include 2,511,254 shares and 837,734 Warrant Shares beneficially owned by Mrs. Brock's husband, Macon F. Brock, Jr.

(17) Includes 106,400 shares owned by a private foundation over which Mrs. Perry and her husband, J. Douglas Perry, exercise shared control but does not include 2,237,015 shares and 837,734 Warrant Shares beneficially owned by J. Douglas Perry.

(18) Includes 6,210,386 shares and 1,851,816 Warrant Shares owned by The SK Equity Fund, L.P., and 607 Warrant Shares owned by Mr. Reilly. Mr. Reilly is a general partner of the general partner of The SK Equity Fund, L.P.

(19) Includes 279,245 Warrant Shares.

(20) Includes 279,244 Warrant Shares.

(21) Includes 186,165 Warrant Shares.

(22) Includes 1,518 Warrant Shares.

(23) Includes 3,037 Warrant Shares.

(24) Reflects ownership of shares after completion of an anticipated indirect transfer from The SK Equity Fund, L.P. expected to occur after March 18, 1997 and before the closing of this offering. See note (11).

                                  UNDERWRITING

    The Underwriters named below have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Selling Shareholders the number of shares of Common Stock indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares if they purchase any.

                                                                                     NUMBER
UNDERWRITERS                                                                       OF SHARES
---------------------------------------------------------------------------------  ----------
NationsBanc Montgomery Securities LLC............................................   1,125,000
BT Alex. Brown Incorporated .....................................................   1,125,000
Goldman, Sachs & Co. ............................................................   1,125,000
Smith Barney Inc. ...............................................................   1,125,000
                                                                                   ----------
    Total........................................................................   4,500,000
                                                                                   ----------
                                                                                   ----------

    The Underwriters have advised the Company and the Selling Shareholders that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than $1.03 per share; and the Underwriters may allow, and such dealers may reallow, a concession of not more than $0.10 per share to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

    The Selling Shareholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 675,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

    The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

    All of the Selling Shareholders have agreed, subject to certain limited exceptions, not to offer, sell or otherwise dispose, directly or indirectly, of any shares of Common Stock of the Company for a period of 90 days after the date of this Prospectus, without the prior written consent of NationsBanc Montgomery Securities LLC, as representative of the Underwriters. The Company has agreed not to offer, sell or otherwise dispose of, directly or indirectly, any shares of Common Stock of the Company for a period of 90 days after the date of this Prospectus, without the prior written consent of NationsBanc Montgomery Securities LLC, as representative of the Underwriters, except that the Company, without such consent, may grant options or issue Common Stock upon exercise of new or outstanding options pursuant to The Dollar Tree Stores, Inc. Amended and Restated Stock Option Plan, The Dollar Tree Stores, Inc. Stock Incentive Plan and The Dollar Tree Stores, Inc. Employee Stock Purchase Plan.

    The Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. If the Underwriters create a short position in the Common Stock in connection with the offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Representatives may reduce that short position by purchasing

Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

    In general, purchases of Common Stock for the purpose of stabilization or to reduce a short position could cause the price of the Common Stock to be higher than it might be in the absence of such purchases. Neither the Company nor any of the Underwriters makes any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

    The validity of the Common Stock and certain other legal matters in connection with this offering will be passed upon for the Company by Hofheimer Nusbaum, P.C., Norfolk, Virginia. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriters by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

    The consolidated financial statements of Dollar Tree Stores, Inc. and subsidiaries as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997 have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has filed a Registration Statement on Form S-3 under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the "Commission") with respect to the shares offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such documents filed as an exhibit to the Registration Statement, and each such statement shall be deemed qualified in its entirety by such reference.

    The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Commission. A copy of the reports and other information filed by the Company in accordance with the Exchange Act may be inspected without charge at the offices of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and will also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, upon payment of the fees prescribed by the Commission. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission with a Web site address of http://www.sec.gov. Such reports, proxy statements and other information concerning the Company are also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1996; (ii) the Company's Current Reports on Form 8-K filed March 4, 1998 containing the Company's press release and the Company's consolidated audited financial statements for the year ended December 31, 1997 respectively; (iii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1997; and (iv) the Company's Registration Statement on Form 8-A filed February 28, 1995, registering the Company's Common Stock under Section 12(g) of the Exchange Act. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon a written request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be delivered to H. Ray Compton, Executive Vice President and Chief Financial Officer, 500 Volvo Parkway, Chesapeake, Virginia 23320.

                             [Internal Store Photo]

-----------------------------------------------
                                 -----------------------------------------------
-----------------------------------------------
                                 -----------------------------------------------

  NO DEALER, SALES REPRESENTATIVE, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY ANY SELLING SHAREHOLDER OR BY THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             ---------------------
                               TABLE OF CONTENTS
                             ---------------------

                                                         PAGE
                                                       ---------
PROSPECTUS SUMMARY...................................          3
RISK FACTORS.........................................          6
USE OF PROCEEDS......................................         12
PRICE RANGE OF COMMON STOCK..........................         12
DIVIDEND POLICY......................................         12
SELECTED FINANCIAL DATA..............................         13
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS
  OF OPERATIONS......................................         15
BUSINESS.............................................         22
MANAGEMENT...........................................         29
PRINCIPAL AND SELLING SHAREHOLDERS...................         32
UNDERWRITING.........................................         35
LEGAL MATTERS........................................         36
EXPERTS..............................................         36
ADDITIONAL INFORMATION...............................         36
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE......         37

                                4,500,000 SHARES

                                     [LOGO]

                            DOLLAR TREE STORES, INC.
                                  COMMON STOCK

                                  -----------
                                   PROSPECTUS
                                ----------------

                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC

                                 BT ALEX. BROWN
                              GOLDMAN, SACHS & CO.
                              SALOMON SMITH BARNEY

                                 MARCH 17, 1998

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                                 -----------------------------------------------
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                                 -----------------------------------------------